EXHIBIT 99.1

FIRST QUARTER REPORT 2009
APRIL 29, 2009
Based on US GAAP and expressed in US dollars

For a full explanation of results, the Financial Statements and Management Discussion & Analysis, and mine statistics please see the Company’s website, www.barrick.com.

Barrick Earns $371 Million ($0.42 Per Share)
Buzwagi Ready to Pour First Gold

Highlights
•	First quarter gold production of 1.76 million ounces at net cash costs of $404 per ounce (applying credit for non-gold sales) or total cash costs of $484 per ounce[1] was on plan. Removing the effects of the Company’s oil and foreign exchange hedges, cash costs would have been $45 per ounce lower. Barrick is on track with full year 2009 production guidance of 7.2-7.6 million ounces of gold at net cash costs of $360-$385 per ounce or total cash costs of $450-$475 per ounce with higher production expected in subsequent quarters and lower costs anticipated in the second half of the year.

•	The Company reported first quarter net income of $371 million ($0.42 per share) compared to $514 million ($0.59 per share) in the prior year period. Adjusted net income of $298 million ($0.34 per share)[1] compares to $537 million ($0.62 per share) in the prior year period. Operating cash flow of $349 million compares to $718 million of operating cash flow for Q1 2008.

•	Production is expected to increase to approximately 7.7-8.1 million ounces in 2010 at lower total cash costs with the start-up of Cortez Hills scheduled in the first quarter.

•	The Buzwagi project is expected to pour first gold shortly, on schedule and in line with its pre-production capital budget of approximately $400 million, making it the sixth Barrick project to be constructed on time in the last six years. The Cortez Hills and Pueblo Viejo projects also remain on schedule and in line with their pre-production capital budgets.

•	At Pascua-Lama, significant progress has been made on securing the remaining sectoral permits and approvals as well as on fiscal matters at the federal level including the cross-border taxation arrangements between Chile and Argentina.

•	During the quarter, the Company issued $750 million in debt securities, thereby completing a $2 billion debt shelf prospectus, further strengthening its liquidity and enhancing its ability to execute on its plans.

•	Subsequent to quarter-end, Barrick completed the acquisition of the remaining 50% of the Hemlo operation from Teck Cominco Limited for cash consideration of $65 million.
Q1 production was 1.76 million ounces of gold at net cash costs of $404 per ounce (applying credit for non-gold sales) or total cash costs of $484 per ounce, in line with plan. Removing the effects of the Company’s oil and foreign exchange hedges, cash costs would have been $45 per ounce lower. The Company maintains its full year operating guidance, with stronger production expected in subsequent quarters and lower costs anticipated in the second half. The realized gold price for the quarter was $912 per ounce1 versus the average spot price of $908 per ounce. The Company reported first quarter net income of $371 million ($0.42 per share) compared to net income of $514 million ($0.59 per share) in the prior year period. Adjusted net income of $298 million ($0.34 per share) compares to $537 million ($0.62 per share) in the prior year period. Lower adjusted net income in Q1 2009 reflects lower realized prices and higher cash costs compared to the prior year period.

[1]	Net cash costs per ounce, total cash costs per ounce, adjusted net income and realized price are non-GAAP financial measures. See pages 28-31 of the Company’s MD&A.

BARRICK FIRST QUARTER 2009	PRESS RELEASE

Operating cash flow of $349 million compares to operating cash flow of $718 million in the prior year period reflecting lower net income levels and movements in working capital.
     “We had a good start to the year with our operations on plan to meet our production and cost guidance,” said Aaron Regent, Barrick’s President and CEO. “I am pleased to announce that our Buzwagi project is essentially complete and ready to pour its first gold. This is the sixth mine Barrick has built in the last six years that has come in on time, and continues our successful track record of execution on new projects. Our outlook for gold remains positive, providing a favorable backdrop for the development of our next generation of lower cost mines.”
PRODUCTION AND COSTS
Q1 was a lower production and higher cost quarter as expected due to planned mine sequencing. Higher production is expected in subsequent quarters and lower cash costs anticipated in the second half of the year as higher grades are accessed at a number of operations and with the benefit of new production from Buzwagi. The Company is on track with its full year production guidance of 7.2-7.6 million ounces of gold at net cash costs of $360-$385 per ounce or total cash costs of $450-$475 per ounce. In order to improve comparability with other gold producers that report gold cash costs net of the contribution from non-gold revenue, we are using a measure referred to as ‘net cash costs’ which is prepared on this basis. This measure is provided in addition to our total cash cost per ounce measure.
     The North America region had a strong quarter, exceeding plan with production of 0.74 million ounces at total cash costs of $498 per ounce. The Goldstrike operation produced 0.40 million ounces at total cash costs of $435 per ounce on higher open pit grades. At Cortez, production of 0.09 million ounces at total cash costs of $671 per ounce reflects lower grades at the Pipeline pit. Production and costs are expected to improve in subsequent quarters with access to higher grade material. The Company’s $65 million acquisition of the other 50% interest in the Hemlo mine from Teck Cominco Limited has closed. The operation had a strong quarter, performing better than plan on higher grades and throughput.
     The South American business unit produced 0.40 million ounces in Q1 at total cash costs of $291 per ounce. The Lagunas Norte mine delivered another quarter of solid results with production of 0.24 million ounces at total cash costs of $131 per ounce. Production is anticipated to increase in the second half of the year due to higher grades. Production of 0.09 million ounces at Veladero at total cash costs of $623 per ounce reflected expected lower grades and higher stripping during the first half of the year. Production and costs are expected to improve in the second half of the year with access to higher grade ore and higher throughput following completion of a crusher expansion to increase processing capacity from 50,000 to 85,000 tons per day. The expansion is approximately 70% complete and on schedule to be commissioned in Q3.
     Production for the Australia Pacific business unit of 0.49 million ounces was on plan. Total cash costs of $610 per ounce are expected to improve in subsequent quarters with improved performance at a number of operations. Porgera continued to be the region’s largest contributor with production of 0.15 million ounces at total cash costs of $470 per ounce, coming in ahead of plan. The Kalgoorlie mine also performed better than expected with access to higher grade ore.
     Production from the African business unit was 0.13 million ounces in Q1 at total cash costs of $561 per ounce with Bulyanhulu and North Mara showing signs of improved performance.
     The Company is on track with full year copper production guidance of 375-400 million pounds at total cash costs of $1.25-$1.35 per pound. Q1 copper production was 95 million pounds at total cash costs of $1.32 per pound. The Company benefited from its copper hedge position, realizing $2.93 per pound, $1.37 per pound higher than the average spot price.
PROJECTS UPDATE
Barrick’s three projects in construction continue to progress on schedule and within their respective pre-production capital budgets, and are expected to contribute nearly 2.0 million ounces of lower cost

BARRICK FIRST QUARTER 2009	2	PRESS RELEASE

production once at full capacity2. Production is expected to increase to 7.7-8.1 million ounces in 2010 with new production from Cortez Hills3.
     Buzwagi in Tanzania is expected to pour first gold shortly, on schedule and in line with its $400 million pre-production capital budget. The mine is expected to produce 200,000 ounces of gold at total cash costs of $320-$335 per ounce in 2009.
     In Nevada, Cortez Hills remains on schedule for first production in Q1 2010 assuming the satisfactory resolution of the pending litigation regarding the project and is in line with its capital budget of $500 million. The Cortez property is expected to materially benefit 2010 production, becoming another one million ounce producer for Barrick at total cash costs of $350-$400 per ounce in its first full five years once Cortez Hills comes on line.
     The Pueblo Viejo project in the Dominican Republic is advancing on schedule and in line with its pre-production capital budget of approximately $2.7 billion (100% basis)4, with initial production anticipated in Q4 2011. Barrick’s 60% share of annual gold production in the first full five years of operation is expected to be 600,000 to 650,000 ounces per year at total cash costs of about $275-$300 per ounce. Pueblo Viejo is a long life asset with an expected mine life of over 25 years.
     At Pascua-Lama, significant progress has been made on securing the remaining sectoral permits and approvals as well as on fiscal matters at the federal level including the cross-border taxation arrangements between Chile and Argentina. The Company expects to provide a detailed project update in Q2.
FINANCIAL POSITION
At March 31, 2009, Barrick maintained the gold industry’s highest credit rating, a cash balance of $2.1 billion, $1.5 billion in undrawn credit and net debt of $2.9 billion with scheduled repayments of less than $300 million over the next four years. During the quarter the Company raised $750 million in debt securities, and together with the $1.25 billion of debt securities issued in the third quarter of 2008, has completed its $2.0 billion debt shelf prospectus.
     “We are pleased to have further strengthened our liquidity with this bond offering,” said Jamie Sokalsky, Executive Vice President and Chief Financial Officer. “Combined with our cash, undrawn credit facility and strong operating cash flows, this financing enhances the Company’s ability to continue executing our plans. While Barrick is in a strong financial position, we are applying a disciplined approach to capital allocation decisions to maximize shareholder returns on equity.”
* * * * *
Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick’s shares are traded on the Toronto and New York stock exchange

[2]	Two million ounces of production is the cumulative average for the first full five years starting in 2012. Lower cost refers to total cash costs.

[3]	In Q4 2008, a number of opponents of the Cortez Hills expansion filed suit in the U.S. District Court for the District of Nevada seeking to overturn the Bureau of Land Management’s approval of the Cortez Hills project on environmental and religious grounds. The plaintiffs unsuccessfully sought to enjoin construction of the project pending consideration of their claims. The District Court’s denial of the requested injunction is currently being appealed.

[4]	Pre-production, followed by $0.3 billion to complete phased expansion from 18,000 tpd to 24,000 tpd.

BARRICK FIRST QUARTER 2009	3	PRESS RELEASE

Key Statistics

	Three months ended
Barrick Gold Corporation	March 31,
(in United States dollars)
(Unaudited)	2009	2008

Operating Results
Gold production (thousands of ounces)[1]	1,755	1,743
Gold sold (thousands of ounces)[1]	1,714	1,729
Per ounce data
Average spot gold price	$908	$925
Average realized gold price[2]	912	925
Net cash costs[5]	404	250
Total cash costs[3]	484	395
Amortization and other[4]	111	106
Copper credits	80	145
Total production costs	595	501
Copper production (millions of pounds)	95	87
Copper sold (millions of pounds)	86	98
Per pound data
Average spot copper price	$1.56	$3.52
Average realized copper price[2]	2.93	3.50
Total cash costs[3]	1.32	0.94
Amortization and other[4]	0.24	0.36
Total production costs	1.56	1.30

Financial Results (millions)
Sales	$1,827	$1,958
Net income	371	514
Adjusted net income[6]	298	537
Operating cash flow	349	718
Per Share Data (dollars)
Net income (basic)	0.42	0.59
Adjusted net income (basic)[6]	0.34	0.62
Net income (diluted)	0.42	0.58
Weighted average basic common shares (millions)	873	872
Weighted average diluted common shares (millions)[7]	885	885

	As at	As at
	March 31,	December 31,
	2009	2008

Financial Position (millions)
Cash and equivalents	$2,104	$1,437
Non-cash working capital	1,012	1,037
Long-term debt	5,268	4,556
Equity	15,820	15,459

[1]	Production includes equity gold ounces in Highland Gold. Production also includes an additional 40% share of production from the Cortez mine from March 1, 2008 onwards, an additional 50% interest in Hemlo from January 1, 2009 onwards and 100% of Storm from October 1, 2008 onwards.

[2]	Realized price is a non-GAAP financial measure. See page 31 of the Company’s MD&A.

[3]	Total cash costs is a non-GAAP financial measure. See page 29 of the Company’s MD&A.

[4]	Represents equity amortization expense, unrealized losses on non-hedge currency and commodity contracts and inventory purchase accounting adjustments at the Company’s producing mines, divided by equity ounces of gold sold or pounds of copper sold.

[5]	Net cash costs is a non-GAAP financial measure. See page 29 of the Company’s MD&A.

[6]	Adjusted net income is a non-GAAP financial measure. See page 28 of the Company’s MD&A.

[7]	Fully diluted, includes dilutive effect of stock options and convertible debt.

BARRICK FIRST QUARTER 2009	4	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production		Total Cash Costs
	(attributable ounces) (000’s)		(US$/oz)
	Three months ended		Three months ended
	March 31,		March 31,
(Unaudited)	2009	2008	2009	2008

North America [1]	735	614	$498	$502
South America	396	541	291	193
Australia Pacific	489	435	610	438
Africa	127	144	561	508
Other	8	9	494	410

Total	1,755	1,743	$484	$395

	Copper Production		Total Cash Costs
	(attributable pounds) (Millions)		(US$/lb)
	Three months ended		Three months ended
	March 31,		March 31,
(Unaudited)	2009	2008	2009	2008

South America	75	73	$1.30	$0.76
Australia Pacific	20	14	1.48	1.56

Total	95	87	$1.32	$0.94

	Total Gold Production Costs
	(US$/oz)
	Three months ended
	March 31,
(Unaudited)	2009	2008

Direct mining costs at market foreign exchange rates	$414	$411
(Gains) losses realized on currency hedge and commodity hedge/economic hedge contracts	45	(29)
By-product credits	(8)	(20)
Copper credits	(80)	(145)

Cash operating costs, net basis	371	217
Royalties	27	28
Production taxes	6	5

Net cash costs[2]	404	250
Copper credits	80	145

Total cash costs[2]	484	395
Amortization	112	108
Unrealized losses on non-hedge currency and commodity contracts	(3)	(2)
Inventory purchase accounting adjustments and other	2	—

Total production costs	$595	$501

	Total Copper Production Costs
	(US$/lb)
	Three months ended
	March 31,
(Unaudited)	2009	2008

Cash operating costs	$1.32	$0.92
Royalties	—	0.02

Total cash costs[2]	1.32	0.94
Amortization	0.24	0.36

Total production costs	$1.56	$1.30

[1]	Barrick’s share of Cortez production and total cash costs increased to 100% effective March 1, 2008. Barrick’s share of Storm production and total cash costs increased to 100% effective October 1, 2008. Production includes an additional 50% interest in Hemlo from January 1, 2009 onwards.

[2]	Total cash costs and net cash costs are non-GAAP financial measures. See page 29 of the Company’s MD&A.

BARRICK FIRST QUARTER 2009	5	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)
This portion of the Quarterly Report provides management’s discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three month period ended March 31, 2009, in comparison to the corresponding prior-year periods. This MD&A, which has been prepared as of April 29, 2009, is intended to supplement and complement the unaudited interim consolidated Financial Statements and notes thereto, prepared in accordance with US generally accepted accounting principles (“US GAAP”), for the three month period ended March 31, 2009 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 33 to 36. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited Consolidated Financial Statements for the three years ended December 31, 2008, the related annual MD&A included in the 2008 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.
For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand, Chilean peso, Argentinean peso, Peruvian sol and Papua New Guinean kina versus US dollar); fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increased costs associated with mining inputs and labor; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-

BARRICK FIRST QUARTER 2009	6	MANAGEMENT’S DISCUSSION AND ANALYSIS

looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.
CONTENTS

Core Business and Market Overview	7
Financial and Operational Results	10
Significant Acquisitions and Divestitures	12
Operating Segments Review	13
Review of Significant Operating Expenses	16
Quarterly Information	18
Financial Condition Review	19
New Accounting Policies and Accounting Estimates	25
Non-GAAP Financial Measures	28
Changes in Presentation of Non-GAAP Measures
We use certain non-GAAP financial measures in our MD&A. In this MD&A, we have changed the description of “total gold cash costs per ounce — full credit basis for non-gold sales” to “net cash costs per ounce”. We did not change the definition or the manner in which this non-GAAP measures is calculated. In this MD&A, we have placed greater emphasis on our net cash costs per ounce measure because we believe that it illustrates the performance of our business on a consolidated basis and enables investors to better understand our performance in comparison to other gold producers who present results on a similar basis. As part of this emphasis, we have introduced the measure “net cash margin”, which is calculated using net cash costs per ounce, as opposed to the measure “cash margin” which was previously disclosed by us and was calculated using total cash costs per ounce. For a detailed description of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP Financial Performance Measures” beginning on page 28 of our MD&A.
CORE BUSINESS AND MARKET OVERVIEW
Core Business
Governed by our five core values; behave like an owner, act with a sense of urgency, be a team player, continually improve, and deliver results, we have become the world’s preeminent gold mining company. Our annual gold production and gold reserves are the largest in the industry. We also produce significant amounts of copper at some of our operating mines. We sell our production in the world market through three primary distribution channels: gold bullion is sold in the gold spot market; gold and copper concentrate is sold to independent smelting companies; and copper cathode is sold under copper cathode sales contracts with various third parties.
Global Economic Conditions
Volatility remains high in global financial markets and weakness in the global economy continues to have a serious impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, a return to historic market conditions is uncertain and could still be further out on the horizon. Virtually all industries, including the gold and copper mining business, have been impacted by weak economic conditions and volatile financial markets. Positive signs for the global economy include a relative easing of credit risk spreads, a reduction in financial systemic risk, lower levels of volatility in many markets and an improvement in investor confidence. However, economic data shows mixed signals for the likelihood of sustained near-term economic recovery, and the costs of funding for many businesses, especially for financial institutions with which we do business, remain high compared to historical levels. A prolonged global recession and continuation of volatility in world markets could have a significant impact on our business. In particular:
•	The global credit/liquidity crisis could continue to impact the cost and availability of financing and our sources of liquidity.

•	Volatility in market gold prices impacts the amount of our revenues, earnings and cash flow each period.

•	Volatile energy prices, commodity and consumables prices and currency exchange rates impact our production costs in periods that we have not put in place price protection through supply contracts and currency/commodity hedge contracts.

•	A continuation of lower prices for copper, platinum group metals and nickel would impact copper sales beyond 2009 and returns on projects containing other non-gold revenues.

BARRICK FIRST QUARTER 2009	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold and Copper Prices
During the quarter, the gold price1 traded in a range of $803 to $1,006 per ounce, closing at $917, and averaging $908, slightly lower than the prior year period. Gold continued to be influenced by low interest rates, volatility in the credit and financial markets, movements in the US dollar and the monetary policies put in place by the world’s most prominent central banks. As a result of the continued easing of monetary policy in the quarter, as well as increases in announced government spending, specifically in the United States in an effort to limit the impact of the financial crisis, we expect that inflation and US dollar depreciation could increase once the global economy emerges from the current downturn. Gold is viewed as a hedge against inflation and has historically been negatively correlated to the US dollar. Therefore, higher inflation and/or a depreciating US dollar could be positive for the price of gold. During first quarter 2009, we also continued to see increased interest in owning gold as an investment and the amount of gold held in global ETFs increased by over 14 million ounces to a total of about 52 million ounces, and demand for gold coins is a factor in taking up available supply.
We believe that the outlook for global gold mine production continues to be one of declining supply. The primary drivers for the global decline are a trend of lower grade production by many producers; increasing delays and impediments in bringing projects — especially large-scale projects - to the production stage; inflationary pressures on capital costs which have recently eased, but have been replaced by global financing conditions that constrain the ability of mining companies to finance projects; a lack of global exploration success in recent years; and a dearth of new, promising regions for gold exploration and production. A decrease in global industry production increases the potential for increases in the sustainable long term gold price.
Sales from the official sector under the Central Bank Gold Agreement (CBGA) are currently on pace to be well below half of the 500 tonnes full-year quota when the current accord expires this September. It is expected that there will likely be a renewed CBGA to take effect upon expiry of the current accord and that this renewal agreement will include sales of gold from the International Monetary Fund (IMF), which was agreed to at the G20 conference in April.

[1]	The market price of gold is one of the most significant factors in determining the profitability of Barrick’s operations. A $50/oz increase/decrease in market gold price would cause reported revenues to increase/decrease by about $285 million (expected impact on EPS is about $0.23 per share, assuming a 30% tax rate) over the remainder of the year, assuming production at the mid-point of our 2009 guidance range.
Copper prices generally rose throughout the first quarter of 2009, from a low of $1.37 per pound to a high of $1.89 per pound, closing at $1.83 per pound and averaging $1.56 per pound for the quarter. Copper continued to rise to over $2.00 per pound subsequent to the end of the quarter, as a result of increased Chinese demand. Future copper prices should be influenced by demand from Asia, global economic performance, availability of scrap metal and production levels of mines and smelters. Our remaining 2009 copper production is economically protected from declines in LME spot prices through the use of forwards and collars. At spot prices between $1.57 and $2.01 per pound we expect to realize an average minimum price of approximately $3.00 per pound. On approximately half of our production, we are exposed to a decline in market prices below $1.57 per pound and have upside participation above $2.01 per pound through buying calls that allowed us to lock in gains from $3.03 to $2.01 per pound and selling puts to finance these calls.
Currency Exchange Rates
In first quarter 2009, both the Canadian and Australian dollars were volatile against the US dollar as a result of uncertainty in global markets highlighted by fluctuations in commodity prices, as each of Canada and Australia are large net exporters of commodities. The Australian dollar traded in a wide range of 0.63-0.72 in the quarter, averaging 0.67 and closing at 0.69.
In the first quarter, we recorded hedge losses in earnings of approximately $38 million for Australian dollar hedges (2008: $37 million gain), primarily impacting our production costs, and a $7 million loss for Canadian dollar hedges (2008: $7 million gain), primarily impacting administration costs. We expect to record opportunity losses in earnings of approximately $95 million in the remainder of 2009 on these positions based on assumed average market exchange rates of $0.70 and $0.80 in 2009 for the Australian and Canadian dollar respectively.
A$ Currency Contracts

	A$:US$ contracts	Effective Hedge	% of Expected
	(A$ millions)	Rate	A$ Exposure[1]

2009	1,162	0.76	95%
2010	1,283	0.80	75%
2011	1,170	0.76	76%
2012	713	0.76	19%
C$ Currency Contracts

	C$:US$ contracts	Effective Hedge	% of Expected
	(C$ millions)	Rate	C$ Exposure[1]

2009	266	0.98	79%
2010	27	1.10	6%

[1]	Includes both forecasted operating and capital expenditures.

BARRICK FIRST QUARTER 2009	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

We also have exposure to the Papua New Guinea kina, Peruvian sol, Chilean peso and Argentinean peso, primarily through mine operating costs.
Fuel
The price of crude oil traded in a range of $34-$54 per barrel and averaged $43 per barrel in the quarter, compared to an average of $98 per barrel in the same prior year period.
We directly consume on average about 3.5 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Volatility in crude prices has a significant direct and indirect impact on our production costs. In order to mitigate the impact of oil prices, we have a fuel hedge position of 4.5 million barrels at an average price of $92 per barrel, which is primarily designated for our Nevada-based mines.
Financial Fuel Hedge Summary

	Barrels[1]		% of Expected
	(thousands)	Average Price	Exposure

2009	1,417	$98	55%
2010	1,139	$111	31%
2011	757	$86	21%
2012	600	$69	17%
2013	480	$63	14%

	4,393	$92	26%

[1]	Refers to hedge contracts for a combination of WTI, WTB, MOPS and JET.
In the first quarter, we recorded hedge losses in earnings of approximately $31 million on our fuel hedge positions (2008: $8 million gain) and expect to record opportunity losses of approximately $70 million in the remainder of 2009 (2008: $37 million gain) based on an assumed average market oil price of $50 per barrel in 2009.
In addition, our wholly-owned subsidiary, Barrick Energy, provides a natural hedge against our fuel price exposure and is expected to produce 1.3 million barrels of oil equivalent in 2009, or roughly one-third of our fuel requirements.
US Dollar Interest Rates
In response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced short-term US dollar interest rates throughout 2008, reaching a benchmark rate of between 0-0.25%. For the remainder of 2009, we expect that short-term rates will remain around present levels, with the US Federal Reserve using additional monetary policy initiatives in order to keep long-term interest rates low. We expect that to be followed by incremental increases to the short-term rate once economic conditions and credit markets normalize.
In March 2009, we issued $750 million of 6.95% notes due 2019. This issuance, along with the $1.25 billion issued in the third quarter of 2008, completes the $2.0 billion offering that was filed with the Securities and Exchange Commission in 2008. We expect to use the net proceeds of the most-recent offering for general corporate purposes, including funding the construction of our projects.
At present, our interest rate exposure mainly relates to the mark-to-market value of derivative instruments, the fair value and ongoing payments under US dollar interest-rate swaps and to the interest payments on our variable-rate debt ($0.3 billion at March 31, 2009), interest receipts on our cash balances ($2.1 billion at the end of the quarter) and the valuation and forward prices of our Project Gold Sales Contracts. At present, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in short-term interest rates, because the majority of interest costs incurred are capitalized within property, plant and equipment. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending upon the amount of operating cash flow we generate, as well as amounts invested in capital expenditures.

BARRICK FIRST QUARTER 2009	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATIONAL RESULTS

	For the three months ended March 31
($ millions, except per share, per ounce/pound data in dollars)	2009	2008

Revenues	$1,827	$1,958
Net income	371	514
Per share[1]	$0.42	$0.59
Net income	$371	$514
Impairment charges related to goodwill, property, plant and equipment, and investments	2	30
(Gains)/losses on the disposition of long-lived assets	—	(4)
Foreign currency translation (gains)/losses	(78)	4
Unrealized (gains)/losses on non-hedge derivative instruments	3	(7)
Adjusted net income[2]	298	537
Per share[1]	0.34	0.62
EBITDA[3]	655	984
Operating cash flow	349	718
Capital expenditures — sustaining[4]	133	144
Capital expenditures — other[4]	10	12
Capital expenditures — projects[4]	226	92

Total assets	$24,821	$23,893

Total liabilities	9,001	8,089

[1]	Calculated using weighted average number of shares outstanding under the basic method.

[2]	Adjusted net income is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 28 of this MD&A.

[3]	EBITDA is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 30 of this MD&A.

[4]	Amount presented is on a cash basis and reflects our equity share of capital expenditures. For a detailed reconciliation and further discussion, please see page 22 of this MD&A.
In first quarter 2009, net income was $371 million and EBITDA was $655 million, down $143 million and $329 million from the prior year period, respectively. The decrease was primarily driven by higher cost of sales, lower gold and copper prices and lower sales volumes. These decreases were partially offset by lower income tax expense, including the impact of a $70 million currency translation gain relating to Canadian deferred tax assets due to an election to adopt a US dollar functional currency for Canadian tax purposes. Operating cash flow in first quarter 2009 was $369 lower than the prior year period primarily due to lower income levels and normal fluctuations in working capital balances due to the timing of payments.
Key Factors Affecting Adjusted Net Income

BARRICK FIRST QUARTER 2009	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Key Financial Statistics

	Gold		Copper
	2009	2008	2009	2008

Sales[1]
’000s oz/millions Ibs	1,714	1,729	86	98
$ millions	$1,569	$1,608	$247	$350
Cost of sales ($ millions)	831	684	115	91
Market price[2]	908	925	1.56	3.52
Realized price[2,3]	912	925	2.93	3.50

Net cash costs[2,4,5]	404	250

Total cash costs[2,4,6]	$484	$395	$1.32	$0.94

[1]	Gold sales ($ millions) reflect our equity share of sales.

[2]	Per ounce/pound weighted average.

[3]	Realized gold and copper prices exclude unrealized non-hedge derivative gains and losses. Realized price is a non-GAAP performance measure that is used throughout this MD&A. For more information see page 31.

[4]	Gold production and Cash Costs per ounce/pound statistics reflect our equity share of production.

[5]	Net cash costs is a financial performance measure with no standardized meaning under US GAAP. For a full definition of this measure and a reconciliation to cost of sales, refer to page 29 of this MD&A.

[6]	Total cash costs is a financial performance measure with no standardized meaning under US GAAP. For a full definition of this measure and a reconciliation to cost of sales refer to page 29 of this MD&A.
In first quarter 2009, total revenues of $1.8 billion were down 7% compared to the same prior year period, primarily due to lower realized gold and copper prices, and a slight decrease in sales volumes. Realized gold prices of $912 per ounce in first quarter 2009 were $13 per ounce lower than in the prior year period.
Realized copper prices in first quarter 2009 were 16% lower than in the prior year period; however, they were 88% higher than market prices due to the impact of our copper hedges. Our copper hedge position resulted in an additional $108 million in realized revenue during the quarter, and ensures that we are largely economically protected from lower spot prices in 2009.
In 2009, cost of sales attributable to gold increased by $147 million, or 21% compared to the prior year period to a total of $831 million. Cost of sales was impacted by increases in labor costs, realized losses on currency and fuel hedges and lower by-product credits. We expect to meet our original cost of sales guidance of $3,200 million to $3,600 million in 2009.
Our present sources of revenue are predominantly from gold sales, which makes up about 85% of consolidated revenues, with non-gold sales, principally copper, making up 15% (assuming a realized gold price of about $900 per ounce and realized copper price of about $3.00 per pound). This economic profile is similar to many other gold producers whose revenues are predominantly gold but also contain some non-gold sources. Many gold producers report a measure of gold production costs net of the contribution from non-gold revenue. We use net cash costs per ounce, which reflects the copper credits generated by Zaldívar and Osborne, to evaluate the overall performance of our business on a consolidated basis and in order to enable investors to better understand our performance in comparison to other gold producers. Net cash costs were $404 per ounce compared to $250 in the prior year period. The increase reflects increased labor costs, realized losses on our currency and fuel hedges, lower by-product credits and lower copper credits in 2009 as a result of lower realized copper prices. Net cash costs per ounce were also impacted by our relative production mix in first quarter 2009, with South America, our lowest cost region, contributing a smaller share of total gold production compared to first quarter 2008, largely due to an expected temporary period of lower production at Veladero. We anticipate net cash costs per ounce to trend lower in the second half of 2009 as production levels increase due to higher grades at Lagunas Norte, Cortez and Veladero, which will also benefit from the completion of a crusher circuit expansion, and with contribution of low cost production from Buzwagi. We expect to meet our original net cash costs guidance of $360 to $385 per ounce in 2009.
Our total cash costs measure does not include copper credits generated by Zaldívar and Osborne. Total cash costs were $484 per ounce in first quarter 2009, compared to $395 per ounce in the same prior year period. The increase in total cash costs reflects the factors impacting net cash costs described above, except for the impact of lower copper credits from Zaldívar and Osborne due to lower realized prices. We expect to meet our full year guidance for total cash costs of $450 to $475 per ounce in 2009.
Cost of sales attributable to copper increased by $24 million, or 26% compared to the prior year. Total cash costs per pound increased by $0.38, or 40% compared to the prior year. The increase in cost of sales attributable to copper and total cash costs per pound was primarily attributable to a significant increase in sulfuric acid consumption and higher electricity prices resulting from a new higher-cost power contract at Zaldívar. Copper total cash costs are forecasted to decrease in the fourth quarter due to a higher proportion of production from Zaldívar which has lower total cash costs per pound than Osborne. We expect to meet our original total cash costs per pound guidance of $1.25 to $1.35 per ounce in 2009.

BARRICK FIRST QUARTER 2009	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net cash margins2 for gold, although down 25% in first quarter 2009 compared to the same prior year period, have remained robust over the past two years due to higher market gold prices. If spot prices remain at current levels, we expect margins to increase during the remainder of 2009 from levels in the first quarter due to an expected decline in net cash costs.
Production
Summary of Key Operational Statistics

	Gold		Copper
	2009	2008	2009	2008

Tons mined (000’s)	165,260	163,932	23,793	21,972
Ore tons processed (000’s)	45,961	40,862	15,346	9,555
Average grade (ozs/ton and percentage)	0.047	0.049	0.59	0.65
Production (‘000s oz/millions Ibs)[1]	1,755	1,743	95	87

[1]	Gold production reflects our equity share of production.
As announced previously, the first quarter was expected to be our lowest production quarter for 2009, and we expect production levels to increase in subsequent quarters due to increased production at Lagunas Norte, Veladero, Cortez and the start of production at Buzwagi. We are on track to meet our operating guidance for the year and we continue to expect to produce between 7.2 and 7.6 million ounces of gold in 2009.
In first quarter 2009, total tons mined increased over the prior year period mainly due to the increased ownership at Cortez, offset by decreases at Goldstrike, Cowal and Porgera. Ore tons processed increased by 12% reflecting the increased ownership at Cortez and increases at Veladero and Ruby Hill. Average ore grades increased as lower grade material processed at Veladero, Pierina and Cortez was more than offset by grade increases at Goldstrike and Cowal.

[2]	Net cash margins is a financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation of this measure, please see page 32 of this MD&A.
In first quarter 2009, copper production was 8 million pounds higher than first quarter 2008, primarily due to increased grade at Osborne. Our estimated 2009 copper production guidance remains between 375 to 400 million pounds.
Full Year 2009 Outlook

Latest 2009E

Gold
Production (millions of ounces)	7.2 - 7.6
Cost of sales	$3,200-3,600
Net cash costs	$360-385
($ per ounce)
Total cash costs ($ per ounce)	$450-475
Amortization ($ per ounce)	$115-120
Copper
Production (millions of pounds)	375-400
Cost of sales	$470-540
Total cash costs ($ per pound)	$1.25-1.35
Amortization ($ per pound)	$0.20 - 0.25
Other amortization and accretion[1]	$135
Corporate administration	$160
Exploration expense	$150-160
Project expense (including equity pick-up)[2]	$200-230
Other expense	$200
Interest income	$10
Interest expense[3]	$50
Capital expenditures — minesite sustaining	$750 - 850
Capital expenditures — projects	$1,300-1,500
Effective income tax rate[4]	30%

[1]	This amount reflects amortization expense attributable to Barrick Energy, and on corporate and Regional Business unit offices, plus accretion on our asset retirement obligations.

[2]	We have decreased our guidance for project expense in 2009 to $200 to $230 million from $250 to $270 million, which reflects reduced expenditures at certain of our early stage projects.

[3]	We have increased our guidance for interest expense in 2009 to $50 million from $30 million, reflecting the issuance of $750 million in debt in March 2009.

[4]	The estimated effective tax rate excludes the impact of currency translation gains on deferred tax balances and tax rate changes.

BARRICK FIRST QUARTER 2009	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

SIGNIFICANT ACQUISITIONS AND DIVESTITURES
Acquisition of 50% interest in Hemlo

On February 19, 2009, we finalized an agreement to acquire an additional 50% interest in the Hemlo property from Teck Cominco for a total cash consideration of $65 million. The acquisition consolidates 100% ownership for Barrick of the Hemlo mine. Production results reflect 100% of Hemlo from January 1, 2009 in line with the terms of the agreement. The transaction closed on April 22, 2009.
OPERATING SEGMENTS REVIEW
We report our results of operations using a geographical business unit approach: North America, South America, Australia Pacific and Africa. In addition, we have a Capital Projects segment, distinct from our regional business units, to focus on managing projects. This structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
In our Financial Statements, we present a measure of historical segment income that reflects gold sales and copper sales at average consolidated realized gold and copper prices, respectively, less segment expenses and amortization of segment property, plant and equipment.
We monitor segment expenses and period to period fluctuations in our total cost of sales on a unit basis, per ounce of gold and per pound of copper, which is referred to as total cash costs. Therefore, the discussion of results for our producing mines focuses primarily on this statistic to explain changes in segment expenses.
North America
Key Operating Statistics

For the three months ended
March 31	2009	2008	% Change

Tons mined (millions)	89,296	85,125	5%
Ore tons processed (millions)	20,114	16,843	19%
Average grade (ozs/ton)	0.044	0.044	0%
Gold produced (000’s/oz)	735	614	20%
Cost of sales ($ millions)	360	320	13%

Total cash costs (per oz)	$498	$502	(1%)

Production for the quarter was 20% higher than the prior year due to greater production at Goldstrike, Hemlo, Ruby Hill, and Storm, partly offset by lower production at Golden Sunlight, Eskay Creek and Round Mountain.
At Goldstrike, production increased by 35% as a result of an increase in average grade due to the fact that first quarter 2008 mining activity was primarily focused on waste stripping. We expect that Goldstrike will continue to move in and out of extended waste stripping phases. At Hemlo and Storm, production increased reflecting the acquisition of our joint venture partners’ interests in those mines of 50% and 40%, respectively. At Ruby Hill, production increased due to a significant increase in ore tons processed as mining in the same prior year period focused on waste stripping.
Cost of sales increased by $40 million or 13%, to a total of $360 million and total cash costs per ounce were down slightly from the same prior year period to $498. Cost of sales and total cash costs per ounce were impacted by planned increases in labor as we ramp up underground activities at Cortez and the impact of realized losses on our fuel contracts, which increased cost of sales by $22 million and total cash costs $30 per ounce. Higher production levels at Goldstrike more than offset the impact of the above increases on total cash costs.
Significant Projects — Cortez Hills

At our Cortez Hills project in Nevada, Barrick received a favorable decision from the Federal District Court in Reno during the quarter allowing the full project to go forward. The Court decision is currently being appealed. Pre-stripping work is ramping up in the open pit and work continues on the crusher, conveyor, leach pad, workshops and access roads. Once completed, the Cortez Hills project is expected to become a key, long life, low cost mine. Total construction costs remain in line with the pre-production capital budget of approximately $500 million with $292 million spent to date. In addition to the original scope of work, we continue to accelerate our underground development schedule. Underground ore production has begun to ramp up with the mechanical completion of the backfill plant. The underground ore is being processed at the Cortez Pipeline mill (oxide) and the Goldstrike autoclave (refractory). To date, we have spent $60 million, and we expect to spend an additional $30 to $60 million advancing underground development in the remainder of the year.

BARRICK FIRST QUARTER 2009	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

South America
Key Operating Statistics

For the three months ended
March 31	2009	2008	% Change

Gold
Tons mined (millions)	38,181	37,075	3%
Ore tons processed (millions)	17,705	15,610	13%
Average grade (ozs/ton)	0.030	0.045	(33%)
Gold produced (000’s/oz)	396	541	(27%)
Cost of sales ($ millions)	115	100	15%

Total cash costs (per oz)	$291	$193	51%

Copper
Copper produced (millions of Ibs)	75	73	3%
Cost of sales ($ millions)	98	58	69%

Total cash costs (per oz)	$1.30	$0.76	71%

Gold production for the quarter was 27% lower than the same prior year period due to lower production at Veladero and Pierina, reflecting a 33% decrease in average grade of ore processed, partially offset by higher tons processed. Lagunas Norte continues to produce at the same level as prior year. At Veladero, production declined by 54% due to mining in lower grade, upper benches of both the Amable and Federico pits. Similarly at Pierina, production decreased by 39% as a result of the mining of lower grade upper benches.
Cost of sales applicable to gold increased 15% and total cash costs per ounce increased by 51% to $291 per ounce. These increases reflect lower silver by-product credits and an increase in contractor costs. Total cash costs per ounce were also impacted by lower production levels at Veladero and Pierina.
Copper production was slightly higher than the same prior year period as a result of a marginal increase in heap leach ore and improved leaching kinetics as prior year kinetics were adversely affected by acid supply shortages.
Copper cost of sales increased by 69% to $98 million in first quarter 2009 and total cash costs per pound were $1.30 per pound, an increase of $0.54 or 71% compared to first quarter of 2008. These increases are primarily a result of higher acid consumption and higher prices for electricity under a new contract effective July 2008 (the cost of power under the new contract fluctuates with market oil prices).
Australia Pacific
Key Operating Statistics

For the three months ended
March 31	2009	2008	% Change

Gold
Tons mined (millions)	33,253	36,203	(8%)
Ore tons processed (millions)	7,087	7,421	(5%)
Average grade (ozs/ton)	0.079	0.068	16%
Gold produced (000’s/oz)	489	435	12%
Cost of sales ($ millions)	285	184	55%

Total cash costs (per oz)	$610	$438	39%

Copper
Copper produced (millions of Ibs)	20	14	43%
Cost of sales ($ millions)	17	33	(48%)

Total cash costs (per oz)	$1.48	$1.56	(5%)

Gold production was 12% higher than the prior year as a result of higher production at Cowal, Kalgoorlie, Kanowna and Plutonic, partially offset by lower production at Lawlers and Granny Smith.
At Cowal, the slip on the east wall restricted access to high grade ore during first quarter 2008 and production levels returned to expected levels by late 2008. Production at Kalgoorlie and Kanowna also increased due to the mining of higher grade ore compared to the prior year period. Production at Porgera has increased slightly over the same prior year period, as higher grade material has resulted in increased production offsetting lower mill throughput. Production at Lawlers has decreased principally as a result of lower grade underground material. Granny Smith had lower production this period as they have transitioned from open pit to underground mining since the same prior year period.
Cost of sales increased $101 million or 55% and total cash costs per ounce increased by 39% in first quarter 2009 compared to the same prior year period, primarily due to a non-recurring inventory credit that was realized in first quarter 2008, the impact of higher labor costs and higher natural gas prices under a new contract effective June 2008. Cost of sales and total cash costs per ounce also reflected realized losses on our Australian dollar hedges of $38 million or $81 per ounce. Higher royalties have also impacted costs as gold prices are near all time Australian dollar highs.
Copper production was 43% higher than the same period in the previous year. The lower production in 01 2008 was a result of a hanging wall that restricted access to the higher grade material and impacted production levels.

BARRICK FIRST QUARTER 2009	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

Africa

Key Operating Statistics

For the three months ended
March 31	2009	2008	% Change

Tons mined (millions)	4,530	5,539	(18%)
Ore tons processed (millions)	1,055	990	7%
Average grade (ozs/ton)	0.138	0.165	(16%)
Gold produced (000’s/oz)	127	144	(12%)
Cost of sales ($ millions)	71	80	(11%)

Total cash costs (per oz)	$561	$508	10%

Gold production for the first quarter of 2009 was 12% lower than the prior period reflecting lower production at Tulawaka and North Mara, partially offset by an increase in production at Bulyanhulu as a result of returning to planned production levels after the illegal strike which affected the prior year. At Tulawaka, production was 67% lower than the prior year due to the shift from open pit to underground mining as expected for 2009. The decrease at North Mara was a result of the move from the higher grade Gokona pit in 2008 to the lower grade Nyabirama and Nyabigena pits in 2009.
In the first quarter of 2009 cost of sales decreased 11% and total cash costs per ounce were 10% higher than the prior year, primarily due to lower production at Tulawaka, and lower by-product credits realized at Bulyanhulu.
Capital Projects
Key Operating Statistics

For the three months ended
March 31			%
(in millions)	2009	2008	Change

Project expenses[1]	$16	$33	(52%)

Project expense incurred by equity investees	30	5	500%

Total project expense	46	38	21%

Capital expenditures[2]	164	92	78%

Capital commitments[3]	$323	$173	87%

[1]	Amounts presented represent our share of project development expense.

[2]	Amounts presented represent our share of capital expenditures on a cash basis, and exclude expenditures incurred at our Cortez Hills property (2009: $62 million, 2008: $21 million) which is not managed by the Capital Projects group.

[3]	Capital commitments represent purchase obligations where binding commitments have been entered into for long lead capital items related to construction activities at our projects
We spent $46 million in project development expenses and $164 million in capital expenditures in first quarter 2009. Project development expenses primarily relate to activities undertaken to advance the Pascua-Lama, Sedibelo and Kainantu projects. Capital expenditures are attributable to our Pueblo Video, Pascual-Lama and Buzwagi projects. We expect project development and capital expenditures to increase significantly over the remaining quarters as activities at our near term projects ramp up.
Project development expenses incurred by equity investees reflects our share of expenditures related to the Reko Diq, Cerro Casale, Kabanga and Donlin Creek projects.
Significant projects

The Buzwagi project in Tanzania was 95% complete at March 31 and all significant milestones remain on schedule. Commissioning commenced in January and the mine is on schedule to pour first gold in second quarter 2009. It is in line with its pre-production capital budget of about $400 million and is expected to contribute about 200 thousand ounces in 2009 at total cash costs of about $320 to $335 per ounce.
The Pueblo Viejo project in the Dominican Republic is advancing on schedule and within its pre-production capital budget of approximately $2.7 billion (100% basis), with initial production anticipated in the fourth quarter of 2011. Barrick’s 60% share of annual gold production in the first full five years of operation is expected to be about 600 to 650 thousand ounces at total cash costs of about $275 to $300 per ounce. Pueblo Viejo is a long life asset with an expected mine life of over 25 years and we continue to find new reserves.
At Pascua-Lama, significant progress has been made on securing the remaining sectoral permits and approvals as well as on fiscal matters at the federal level including the cross-border taxation arrangements between Chile and Argentina.
At Sedibelo, a platinum project in South Africa, Barrick obtained a 10% stake in the property following the completion of a bankable feasibility study in 2008. During fourth quarter 2008, the right to mine was granted by the Department of Minerals and Energy conditional on performing certain activities before June 2009 and we continue to work towards satisfying those requirements. We continue to evaluate our options given the current economics of platinum group metals.
The feasibility study update of the Donlin Creek Project in Alaska has been completed. It is expected that the Board of the Donlin Creek LLC will consider the approval of the Feasibility Study Update of the Donlin Creek Project in May 2009. Pre-permitting activities are underway.

BARRICK FIRST QUARTER 2009	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reko Diq is a large copper-gold porphyry mineral deposit on the Tethyan belt, located in southwest Pakistan in the province of Baluchistan. The project pre-feasibility and feasibility studies are continuing and are expected to be completed in the second and fourth Quarters of 2009, respectively.
At Cerro Casale, one of the world’s largest undeveloped gold and copper deposits located in the Maricunga district of Region III in Chile, 145 km southeast of Copiapo, the pre-feasibility study was completed and indicated positive returns. We expect a full feasibility study to be completed by the end of third quarter 2009.
Kabanga is one of the world’s largest undeveloped nickel sulfide deposits located in Tanzania. Xstrata Nickel earned a 50% interest in the project under the earn-in agreement during the fourth quarter 2008. All future expenditures will be funded equally by Xstrata Nickel and Barrick. We are committed to completing the final phase of the feasibility by the end of 2009 at an expected cost of $40 million (100% basis).
REVIEW OF SIGNIFICANT OPERATING EXPENSES

Exploration Expense

For the three months ended March 31
($ millions)	2009	2008	Comments on significant trends and variances

Exploration
North America	$10	$16	Decrease is mainly due to lower expenditures at Pinson ($2 million), Cortez ($2 million) and Goldstrike ($1 million).
South America	6	10	Mainly due to lower activity at Zaldívar ($2 million).
Australia Pacific	12	11	Increase is due to Kainantu ($1 million).
Africa	1	3	Decrease is due to lower expenditures at North Mara ($2 million).
Capital Projects	1	1
Other	2	2

Total	$32	$43

Project Development Expense

For the three months ended March 31
($ millions)	2009	2008	Comments on significant trends and variances

Mine development	$12	$33	Mainly because in 2009 expenditures at Pueblo Viejo are being capitalized ($16 million) and lower activity at Kainantu ($4 million).
Noncapitalizable project costs	4	8	Noncapitalizable project costs mainly represent items incurred in the development/construction phase that cannot be capitalized. The decrease in first quarter was due a decrease in expenditures at Sedibelo ($3 million).
Business development/other	8	5	Higher expenditures reflect an increase in costs related to corporate development activities ($3 million).

Total	$24	$46

BARRICK FIRST QUARTER 2009	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

Amortization and Accretion Expense

For the three months ended March 31
($ millions)	2009	2008	Comments on significant trends and variances

Gold mines
North America	$79	$71	Higher amortization is mainly due to an increase in sales volume at Goldstrike ($15 million) and Cortez ($2 million), which was partially offset by lower sales volume at Golden Sunlight ($10 million).
South America	30	42	Mainly due to lower sales volume, decreasing amortization at Pierina ($8 million) and at Veladero ($4 million).
Australia Pacific	71	57	Higher sales volume resulted in higher amortization at Kanowna ($8 million), Plutonic ($3 million), Porgera ($2 million) and Cowal ($1 million).
Africa	14	18	Mainly due to lower sales volume at North Mara ($3 million).
Copper mines
South America	19	20
Australia Pacific	2	15	Due to impairment recorded in fourth quarter 2009 which reduced property, plant and equipment amounts to salvage values.
Other	32	5	Reflects Barrick Energy ($7 million) and a one-time amortization adjustment ($16 million).
Amortization total	$247	$228
Accretion	14	13

Total	$261	$241

Impairment Charges, Corporate Administration, Interest Income and Interest Expense, Other Expense and Other Income

For the three months ended March 31
($ millions)	2009	2008	Comments on variances

Impairment charges	$—	$2
Write-down of investments	1	39	In 2008, we recorded an impairment charge on Asset Backed Commercial paper ($39 million).
Corporate administration	35	33
Interest income	3	17	Decrease is mainly due to lower average cash balance in first quarter 2009 ($1.8 billion) compared to first quarter 2008 ($2.1 billion), combined with lower market interest rates.
Interest costs
Incurred	69	50	Increase is mainly due to additional interest incurred as part of the $1.25 billion of proceeds from debt issued in third quarter 2008.
Capitalized	67	44	Higher costs capitalized in first quarter 2009 compared to the prior year related to Cortez Hills ($10 million), Buzwagi ($4 million), Pueblo Viejo ($3 million) and Pascua Lama ($3 million).
Interest expensed	2	6
Other expense	85	51	Increase mainly due to currency translation losses ($10 million) and severance costs at our Osborne and Henty mines ($11 million).
Other income	$4	$29	Decrease is mainly due to currency translation gains in 2008 ($15 million) and lower royalty income due to the sale of royalties to Royal Gold in Q4 2008 ($5 million).

BARRICK FIRST QUARTER 2009	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

Income tax expense was $38 million in first quarter 2009. Excluding the impact of the Canadian functional currency election and currency translation gains on deferred tax balances, the underlying effective tax rate for income in first quarter 2009 was 29%.
In fourth quarter 2008, we filed an election under Canadian draft legislation to prepare some of our Canadian tax returns using US dollars as the functional currency effective January 1, 2008. The legislation was enacted in first quarter 2009 which resulted in a one-time benefit of $70 million.
The Ontario provincial budget presented in Q1 2009 included a corporate tax rate reduction. When the budget legislation is enacted, likely in 2009, we expect to record a reduction to our Canadian deferred tax asset and a corresponding deferred tax expense of $55 to $65 million.
Our expected underlying effective tax rate for 2009 is 30%. This expected underlying rate excludes the effect of the Canadian functional currency election, currency translation gains and losses on deferred tax balances, gains and losses on non-hedge derivatives, the impact of tax rate changes and any changes in deferred tax valuation allowances.
We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities or because of changes in valuation allowances reflecting changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.
QUARTERLY INFORMATION
Quarterly Information ($ millions, except where indicated)

	2009	2008				2007
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Sales[1]	$1,827	$2,110	$1,878	$1,967	$1,958	$1,917	$1,684	$1,642
Realized price[2] - gold	912	807	872	894	925	798	681	624
Realized price[2] - copper	2.93	3.06	3.49	3.65	3.50	3.11	3.38	3.34
Cost of sales	955	1,191	1,028	882	775	834	794	776
Net income/(loss)	371	(468)	254	485	514	537	345	396
Per share[3] (dollars)	0.42	(0.54)	0.29	0.56	0.59	0.62	0.40	0.46
Adjusted net income[4]	298	277	408	441	537	597	293	318
Per share[3] (dollars)	0.34	0.32	0.47	0.51	0.62	0.69	0.34	0.37
EBITDA[5]	655	(45)	522	886	984	793	710	806

Operating cash flow	$349	$439	$508	$531	$718	$676	$557	$336

[1]	Per our consolidated financial statements.

[2]	Per ounce/pound weighted average.

[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

[4]	Adjusted net income is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 28 of this MD&A.

[5]	EBITDA is calculated by excluding income tax expense, interest expense, interest income and depreciation and amortization, and is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 30 of this MD&A.
Our financial results for the last eight quarters reflect the following general trends: volatile spot gold and copper prices that impact realized sales price and higher production costs largely due to inflationary cost pressures. In fourth quarter 2008, the net loss included write-downs of goodwill and property, plant and equipment, and investments totaling $773 million, net of tax.

BARRICK FIRST QUARTER 2009	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

   Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at March 31, 2009	As at December 31, 2008

Total cash and cash equivalents	$2,104	$1,437
Total current assets	4,539	4,112
Total current liabilities	1,613	1,844
Working Capital	2,926	2,268
Total assets	24,821	24,161
Total liabilities	9,001	8,702
Net Debt[1]	2,949	2,889
Total shareholders’ equity	$15,551	$15,277
Total common shares outstanding[2]	873,227,120	872,723,090
Key Financial Ratios:
Current ratio[3]	2.81:1	2.23:1
Debt-to-market capitalization[4]	0.19:1	0.14:1
Debt-to-book value[5]	0.21:1	0.19:1
Debt-to-equity[6]	0.34:1	0.30:1

[1]	Represents total long-term debt of $5,053 million (December 31, 2008: $4,326 million) excluding fair value adjustments less total cash and cash equivalents of $2,104 million ($1,437 million) as at March 31, 2009.

[2]	Total common shares outstanding does not include: Stock options 13,566,757.

[3]	Represents current assets divided by current liabilities as at March 31, 2009 and December 31, 2008.

[4]	Represents net debt divided by total market capitalization (share price as at March 31, 2009 and December 31, 2008 times the total common shares outstanding).

[5]	Represents net debt divided by total liabilities and shareholders’ equity as at March 31, 2009 and December 31, 2008.

[6]	Represents net debt divided by total shareholders’ equity as at March 31, 2009 and December 31, 2008.
Balance Sheet Review

Total assets were $24.8 billion as at March 31, 2009, an increase of $0.7 billion or 3% compared to December 31, 2008. The increase primarily reflects an increase of cash as a result of the debt issuance in March 2009, an increase in property, plant and equipment, partially offset by a decrease in current derivative assets. Total liabilities increased by $0.3 billion, or 3% compared to the December 31, 2008, primarily due to an increase in long term debt of $0.7 billion reflecting the issuance of debt in March 2009, partially offset by a decrease in deferred tax liabilities.
Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions, production inventories and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate have a settlement period.
Shareholders’ Equity
Outstanding Share Data

Shares outstanding

As at April 13, 2009	No. of shares

Common shares	873,257,668
Stock options	13,566,757

During first quarter 2009, we redeemed the remainder (0.5 million) of the Barrick Gold Inc. exchangeable shares into Barrick common shares. The special voting share was also redeemed and cancelled during the quarter.
Comprehensive Income

Comprehensive income consists of net income, together with certain other economic gains and losses that collectively are described as “other comprehensive income/loss” or “OCI”, and excluded from the income statement in accordance with US GAAP.
In first quarter 2009, other comprehensive loss was $112 million mainly including mark to market losses of $103 million on currency and oil hedge contracts designated for future periods, caused primarily by changes in currency exchange rates and oil prices; reclassification adjustments totaling $35 million for hedge gains designated for first quarter 2009 that were transferred to earnings; $9 million in losses on currency translation adjustments for Barrick Energy; and a $5 million unrealized gain on the fair value of investments.
Included in accumulated other comprehensive income at March 31, 2009 were unrealized losses on currency and oil hedge contracts totaling $480 million, based on March 31, 2009 market rates. The related hedge contracts are designated against operating costs and

BARRICK FIRST QUARTER 2009	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

capital expenditures primarily over the next three years, and are expected to help protect against the impact of the weakening US dollar and/or rising oil prices. We also had accumulated hedge gains on copper hedge contracts totaling $301 million, based on March 31, 2009 market rates. We expect to record these gains in copper sales over the remainder of 2009. The hedge gains/losses are expected to be recorded in earnings at the same time that the corresponding hedged copper sales, operating costs and amortization of capital expenditures are recorded in earnings.
Financial Position

We have maintained a sound financial position even with the market turbulence that was experienced in 2008 and into 2009. This is illustrated by our significant cash and working capital balances and our relatively low debt to equity and debt to market capitalization ratios as at March 31, 2009.
Our sound financial position is reflected in the fact that we have the only A-rated balance sheet in the gold mining industry as measured by S&P. Our credit ratings, as established by S&P, Moody’s and DBRS, have remained stable. Our ability to access unsecured debt markets and the related cost of debt financing is, in part, dependent upon maintaining an acceptable credit rating. Deterioration in our credit rating would not adversely affect existing debt securities, but could impact funding costs for any new debt financing.
Credit Rating from Major Rating Agencies

At April 13, 2009:
Standard and Poor’s (“S&P”)	A–
Moody’s	Baa1
DBRS	A

The key factors impacting our financial position, and therefore our credit rating, include the following:
•	Our market capitalization and the strength of our balance sheet, including the amount of net debt and our debt-to-equity ratio (refer to liquidity section of this MD&A for discussion of key factors impacting these measures in 2009);

•	Our net cash flow, including cash generated by operating activities (refer to liquidity section of this MD&A for discussion of key factors impacting these measures in 2009);

•	Expected capital expenditure requirements and other off balance sheet commitments (refer to the off balance sheet arrangements section of this MD&A and the financial outlook of our 2008 Annual Report for discussion of key factors impacting these measures in future periods);

•	The quantity of our gold reserves (refer to page 141 of our 2008 Annual Report for more information);

•	Our geo-political risk profile; and

•	The mark-to-market value of our Project Gold Sales Contracts.
Counterparty Risk

Our financial position is also dependent, in part, on our exposure to the risk of counterparty defaults related to our Project Gold Sales Contracts and our derivative contracts and the net fair value of these contracts. If a counterparty to a Project Gold Sales Contract is unable to conduct transactions in an accessible international bullion market due to causes beyond its control, including the inability of the counterparty to purchase gold in the open market or to fund any such purchase, and no commercially reasonable alternative means exist for the counterparty to enter into transactions having the same effect, the counterparty has no obligation to extend the scheduled delivery date of such contract and, depending on the circumstances, this may result in early settlement of such contract. To date we have seen no evidence of lack of bullion availability with any of our counterparties.
Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Counterparty risk can be assessed both in terms of credit risk and liquidity risk. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet, net of any overdraft positions.
For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. However, liquidity risk exists to the extent a counterparty is no longer able to perform in accordance with the terms of the contract due to insolvency. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. A net positive amount for a counterparty is a reasonable basis to measure credit risk when there is a legally enforceable master netting agreement. We mitigate credit and liquidity risk by:
•	Entering into derivatives with high credit-quality counterparties;

•	Limiting the amount of exposure to each counterparty; and

•	Monitoring the financial condition of counterparties.

BARRICK FIRST QUARTER 2009	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

For our Project Gold Sales Contracts, the insolvency of a counterparty could, in certain circumstances, lead to a requirement to settle transactions between ourselves and the insolvent counterparty and may ultimately require the payment of a net amount by us to the counterparty. In determining the amounts owing as a consequence of any such settlement, we would be entitled to claim contractual damages suffered by us as a result of a counterparty default. These damages could include the costs of effecting replacement trades with other counterparties that would put us in the same position as we would have been if the insolvent counterparty had not defaulted. A settlement caused by a counterparty insolvency event would not trigger any cross-defaults under our other financial instruments.
We currently have Project Gold Sales Contracts in place with 17 counterparties, which consist primarily of large commercial banks. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. As at March 31, 2009, we had one counterparty that held 13% of our total ounce and mark-to-market position and no other counterparty had in excess of 10% of the total ounce or mark-to-market position. Through March 31, 2009, none of the counterparties with which we held outstanding contracts had declared insolvency. In the event of a potential counterparty default due to insolvency, we would seek to have the contract reassigned to an alternative counterparty who is better able to perform under the contract. In certain circumstances, we have been able to assign contracts to alternative counterparties to manage counterparty risk, and we expect that we will be able to continue to do so to the extent creditworthy counterparties are willing to take on assigned contracts.
Fair Value of Derivative Positions

As at March 31, 2009	Unrealized
($ millions)	Gain/(Loss)

Fixed Price Gold Sales contracts	$(2,993)
Floating Spot-Price Gold Sales contracts	(2,157)
Silver Sales Contracts	(84)
Currency contracts	(471)
Interest rate contracts	(8)
Copper contracts	404
Fuel contracts	(156)

Total	$(5,465)

Liquidity

Total cash and cash equivalents at the end of first quarter 2009 were $2.1 billion. At quarter end, our cash position consisted of a mix of term deposits and treasury bills. Net debt was $2.9 billion, with a debt-to-equity ratio of 0.34:1. The majority of our outstanding long-term debt matures at various dates beyond 2012, with approximately $300 million repayable in the period 2009 to 2012. In addition, counterparties to debt and derivative instruments do not have unilateral discretionary rights to accelerate repayment at earlier dates, and therefore we are largely protected from short-term liquidity fluctuations.
One of our primary sources of liquidity is operating cash flow, and in the first quarter 2009 we generated $349 million. The principal risk factor affecting operating cash flow is market gold prices. We are largely protected in 2009 from lower copper prices by our copper hedge position, although we will be exposed to market prices in 2010 onwards.
The principal uses of liquidity are sustaining capital expenditures, construction activities at capital projects, acquisitions, dividend payments and interest payments. Sustaining capital expenditures have averaged about $0.7 billion per year over the past three years and assuming 2008 dividend rates, dividends total about $0.35 billion per year. The balance of cash flow generated by operations, after paying for sustaining capital and dividends, is available for investment in capital projects and acquisitions. We have invested over $5 billion on capital projects and acquisitions in the past three years, partly financed by cash flow from operations and partly by new financings. We issued $750 million in new debt in March 2009 with the intention of using the proceeds to fund these activities. We expect to spend about $4.7 billion over the next four years to fund remaining construction activities at Buzwagi, Cortez Hills, Pueblo Viejo, and Pascua-Lama, partly funded by project financing for a portion of the construction cost of Pueblo Viejo and Pascua-Lama. For Pueblo Viejo we are in active discussions with a group of export credit agencies to put in place $1 billion of project financing, including our partners’ share, which covers a portion of the total capital cost of the project. We have a $1.5 billion credit facility available as a source of financing and we may also raise new financing if we undertake any other projects, acquisitions, or for other purposes.
Investments in capital projects and acquisitions will be subject to an internal capital allocation review prior to proceeding with new expenditures. This review entails an assessment of our overall liquidity, the overall level of investment required, and the prioritization of investments. The assessment also takes into account expected levels of future operating cash flow and the cost and availability of new financing. If copper remains at recent low levels and there is a decline in market gold prices then this could impact the timing and amount of future investment in capital projects and/or acquisitions.

BARRICK FIRST QUARTER 2009	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

Alternatives for sourcing our future capital needs include our significant cash position, credit facilities, future operating cash flow, project financings and debt or equity financings. These alternatives are continually evaluated to determine the optimal mix of capital resources of our capital needs.
In light of current global economic conditions, our ability to secure new financing for our expected capital needs for capital projects could be significantly impacted, particularly if this situation persists for an extended period of time. In particular:
•	An increased cost of financing due to rising credit spreads could have a negative impact on overall project economics.

•	A lack of availability of credit on acceptable terms could make it difficult for us to raise the capital required to build some or all of our projects on the timelines previously anticipated or at all.

•	Our joint venture partners may also have difficulty securing funding for their share of project capital requirements which could impact the ability to build some of the projects.
Sources and Uses of Cash

Our liquidity needs can be met through a variety of sources, including: cash generated from operations, short-term borrowings and the issuance of long-term debt and/or equity.
Cash Inflow (Outflow)

($ millions)
For the three months ended March 31	2009	2008

Operating activities	$349	$718
Investing activities
Capital expenditures — minesite sustaining	(133)	(144)
Capital expenditures — projects	(285)	(92)
Acquisitions	—	(1,722)
Other investing	(68)	(108)
Investing activities	(486)	(2,066)
Financing Activities
Net debt	718	985
Other financing	89	80
Financing activities	807	1,065
Effect of exchange rates	(3)	7
Change in cash and equivalents	$667	$(276)
Operating cash flows were $349 million compared to $718 million in the same prior year period, primarily due to lower cash margins on our gold and copper sales and normal fluctuations in working capital balances due to the timing of payments.
Cash used in investing activities amounted to $486 million, primarily due to ongoing capital expenditures including capitalized interest at our operating mines and development projects. This is 76% lower than the prior year period as a result of the Cortez acquisition in first quarter 2008, which utilized $1,722 million in cash. This decrease was partially offset by increased expenditures on our projects, particularly Pueblo Viejo and Cortez Hills.

BARRICK FIRST QUARTER 2009	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Expenditures1

	For the three
	months ended
	March 31
($ millions)	2009	2008

Capital expenditures — projects
Buzwagi	$37	$59
Pascua-Lama	38	33
Pueblo Viejo	89	—
Cortez Hills	62	—

Sub-total[2]	$226	$92

Capital expenditures attributable to non-controlling interests[3]	59	—

Total capital expenditures — projects	$285	$92

Capital expenditures — minesite sustaining
North America	$35	$50
South America	40	31
Australia Pacific	44	50
Africa	14	13

Total capital expenditures — minesite sustaining	$133	$144

Capital expenditures — other	10	12
Capitalized interest	42	17

Total	$470	$265

[1]	These amounts are presented on a cash basis consistent with the amounts presented on the Consolidated Statement of Cash Flows.

[2]	On an accrual basis, our share of project capital expenditures is $318 million including capitalized interest.

[3]	Amount reflects our partners’ share of expenditures at the Pueblo Viejo project on a cash basis.
Financing Activities

Cash provided by financing activities for 2009 was $807 million, primarily from our debt issuance in March 2009.
Off Balance Sheet Arrangements

Project Gold Sales Contracts

We have 9.5 million ounces of existing gold sales contracts. The contracting parties are bullion banks whose business includes entering into contracts to purchase gold from mining companies. The terms of our gold and silver sales contracts enable us to deliver gold and silver whenever we choose over the primarily ten-year terms of the contracts. The forward sales prices on our Project Gold Sales Contracts have not been fully fixed, and thus remain sensitive to long-term interest rates. As part of our Master Trading Agreements (“MTAs”), Project Gold Sales Contracts are not subject to any provisions regarding any financial go-ahead decisions with construction, or any possible delay or change on the projects.
Key Aspects of Project Gold Sales Contracts

		Weighted
		Average	Mark-to-
	Ounces	Future	Market	% of total
	(millions)	Price[1]	Value[2]	reserves[3]

Fixed Price Contracts (non-participating) [4]	5.4	$376	$(2,993)	4%

Floating Spot-Price Contracts (fully participating) [5]	4.1	$385	(2,157)	3%

	9.5	$380/oz	$(5,150)	7%

[1]	Weighted average price per ounce based on current contract rates resetting from 2009 to 2017 and calculated at a spot gold price of $917 per ounce.

[2]	At a spot gold price of $917 per ounce and market interest rates.

[3]	Based on December 31, 2008 Proven and Probable Reserves calculated in accordance with Canadian reporting standards.

[4]	The future sales price on our fixed price contracts do not participate in movements in the gold price.

[5]	The future sales price on our floating spot-price contracts participate in movements in the gold price.
Included in the 9.5 million ounces committed under our Project Gold Sales Contracts are floating spot-price contracts under which we are committed to deliver 4.1 million ounces of gold at future spot prices less an average price adjustment of $532 per ounce. Project Gold Sales Contracts allow us to move positions between fixed and floating prices. When a contract is converted from a fixed price to a floating price, the difference between the current market price of gold at the date of conversion and the contracted forward sales price is locked-in: i.e. the unrealized loss is fixed. Thereafter, future increases and decreases in market gold prices directly impact the final contract price. In a rising gold price environment, we have the opportunity to improve the price of the contract (assuming the gold price appreciates at a rate more than contango) and participate in higher gold prices by resetting a floating price contract to a fixed price contract. Conversely, a decline in gold price subsequent to the conversion would reduce the final contract price we receive. Therefore, floating price contracts increase our exposure to gold price movements, both upwards and downwards.
US dollar interest rates, gold lease rates, credit spreads relating to both the counterparties and Barrick’s credit quality, and the economic impact on the counterparties associated with funding Project Gold Sales Contracts with negative mark-to-market balances have a material impact on the difference between the forward gold price over the current spot price (“contango”), and, ultimately, the realized price under gold forward sales contracts entered into by Barrick. Low US dollar interest rates, higher gold lease rates and an increase in the credit spreads compared to the prior year may cause the Project Gold Sales Contracts to be in backwardation when rates are reset, with the result that our realized price under the forward sales contracts will decrease as

BARRICK FIRST QUARTER 2009	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

contracts reset over the next few years. We estimate that the impact of a continuation of present unusual market conditions for US dollar interest rates, credit spreads and gold lease rates in existence as at March 31, 2009 would lead to a decline in the weighted average future contract price by approximately $2 per ounce in 2009 and approximately $12 per ounce in 2010 on the entire position. This was calculated assuming a constant spot gold price of $917 per ounce, the current Project Gold Sales Contracts positions as at March 31, 2009, and resetting contracts with current interim delivery dates in 2009 and 2010 to the end of 2010. In 2009, we have no significant exposure to gold lease rates, and about one quarter of the Project Gold Sales Contracts are exposed to US dollar interest rates and credit spreads.
Key Terms of Gold Sales Contracts

In all of our MTAs, which govern the terms of gold sales contracts with our 17 counterparties, the following applies.
•	The counterparties do not have unilateral discretionary “right to break” provisions.

•	There are no credit downgrade provisions.

•	We are not subject to any margin calls, regardless of the price of gold.

•	We have the right to settle our gold sales contracts on two days notice at any time during the life of the contracts, or keep these forward gold sales contracts outstanding for up to 10 years.

•	At our option, we can sell gold at the market price or the contract price, whichever is higher, up to the termination date of the MTAs. Unless extended further, currently, 250 thousand ounces have a termination date of January 2012, 550 thousand ounces have a termination date of December 2017, 400 thousand ounces have a termination date of January 2018, and the remaining 8.3 million ounces have termination dates from 2018 to 2023.
The MTAs with our counterparties do provide for early close out of certain transactions in the event of a material adverse change in our ability, or our principal hedging subsidiary’s ability to perform our or its gold delivery and other obligations under the MTAs and related parent guarantees, a lack of gold market and for customary events of default such as covenant breaches, insolvency or bankruptcy. The principal financial covenants are:

•	We must maintain a minimum consolidated net worth of at least $2 billion (approximately $15 billion at March 31, 2009). The MTAs exclude unrealized mark-to-market valuations in the calculation of consolidated net worth.

•	We must maintain a maximum long-term debt to consolidated net worth ratio of less than 2:1 (we have consistently been below 1:1).
In all cases, under the terms of the MTAs, the period over which we are required to deliver gold is extended annually by one year, or kept “evergreen”, regardless of the intended delivery dates, unless otherwise notified by the counterparty. This means that, with each year that passes, the termination date of most MTAs is extended into the future by one year. In 2008, three counterparties notified us that they would not be extending the termination date by one year on the basis of credit conditions. All of these termination dates were 10 years or longer, which allows for a current/final termination date of 2017 or later. In 2009, we have not had any such notifications.
As spot gold prices increase or decrease, the value of our gold mineral reserves and amount of potential operating cash inflows generally increase or decrease. The unrealized mark-to-market loss on our fixed-price Project Gold Sales Contracts also increases or decreases. The mark-to-market value represents the cancellation value of these contracts based on current market levels, and does not represent an immediate economic obligation for payment by us. Our obligations under the Project Gold Sales Contracts are to deliver an agreed upon quantity of gold at a contracted price by the termination date of the contracts (currently 2018 or 2019 in most cases). Project Gold Sales Contracts are not recorded on our balance sheet. The economic impact of these contracts is reflected in our Financial Statements within gold sales based on selling prices under the contracts at the time we record revenue from the physical delivery of gold under the contracts.
Commitments and Contingencies

Capital Expenditures Not Yet Committed

We expect to incur capital expenditures during the next five years for both projects and producing mines. The projects are at various stages of development, from primarily exploration or scoping study stage through to the construction execution stage. The ultimate decision to incur capital at each potential site is subject to positive results which allow the project to advance past decision hurdles. Three projects are at an advanced stage, namely Buzwagi, Cortez Hills and Pueblo Viejo at March 31, 2009 (refer to page 15 for further details)

BARRICK FIRST QUARTER 2009	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments

	Payments due
	As at March 31, 2009
						2014 and
($ millions)	2009[1]	2010	2011	2012	2013	thereafter	Total

Long-term debt[2]
Repayment of principal	$52	$30	$10	$128	$565	$4,209	$4,994
Capital leases	20	21	9	5	4	—	59
Interest	228	301	300	298	282	3,046	4,455
Asset retirement obligations[3]	90	94	75	89	60	1,006	1,414
Operating leases	11	7	4	3	—	—	25
Restricted share units	24	33	41	—	—	—	98
Pension benefits	57	29	24	24	24	116	274
Other post-retirement obligations	3	3	3	3	2	11	25
Derivative liabilities[4]	267	232	135	79	—	—	713
Purchase obligations for supplies and consumables[5]	461	286	173	88	84	195	1,287
Capital commitments[6]	380	79	31	10	12	1	513
Social development costs	1	—	—	—	—	—	1

Total	$1,594	$1,115	$805	$727	$1,033	$8,584	$13,858

[1]	Represents the obligations and commitments for the remainder of the year.

[2]	Long-term Debt and Interest — Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The Veladero financing is collateralized by assets at the Veladero mine. Other than this security, we are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by deterioration in our credit rating. Projected interest payments on variable rate debt were based on interest rates in effect at March 31, 2009. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[3]	Asset Retirement Obligations — Amounts presented in the table represent the undiscounted future payments for the expected cost of asset retirement obligations.

[4]	Derivative Liabilities — Amounts presented in the table relate to derivative contracts disclosed under notes 2 and 16 to the Financial Statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

[5]	Purchase Obligations for Supplies and Consumables — Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.

[6]	Capital Commitments-Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments as at March 31, 2009 mainly related to construction capital at Pueblo Viejo and Pascua-Lama.
Litigation and Claims
We are currently subject to litigation including that disclosed in note 19 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.
NEW ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES
Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. In this MD&A, we have provided an update for any changes in accounting policies and critical accounting estimates from our 2008 annual MD&A.
Accounting Policy Changes

FSP FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (FSP FAS 140-4 and FIN 46(R)-8).
In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8 for the purpose of improving the transparency of transfers of financial assets and an enterprise’s involvement with variable interest entities (VIEs), including qualifying special-purpose entities (QSPEs). The impact on our financial reporting is limited to the new VIE disclosures.

BARRICK FIRST QUARTER 2009	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

The VIE disclosure requirements focus on an enterprise’s involvement with VIEs and its judgments about the accounting for them. The FSP also requires disclosure of the details of any financial or other support provided to a VIE that the enterprise was not previously contractually required to provide, and the primary reasons for providing the support. The primary beneficiary of a VIE is also required to disclose the terms of any arrangements that could require the enterprise to provide future support to the VIE. In addition, FSP FAS 140-4 and FIN 46(R)-8 require disclosure of the carrying amount and classification of the variable interest entity’s assets and liabilities in the Balance Sheet and a reconciliation of those amounts to the enterprise’s maximum exposure to loss.
The adoption of this FSP has resulted in expanded disclosure around our involvement with our VIEs and the significant judgments and assumptions we make in accounting for them. We have also included tables that reflect how our consolidated VIEs are included in our Consolidated Statement of Income and Balance Sheet.
FAS 161, Disclosures about Derivative Instruments and Hedging Activities (FAS 161)

In first quarter 2009, we adopted the provisions of FAS 161. Under FAS 161 entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The adoption of FAS 161 did not significantly impact our financial statements.
FAS 141(R). Business Combinations (FAS 141(R))

In first quarter 2009, we began applying the provisions of FAS 141(R), which replaced FAS 141, for business combinations consummated after the effective date of December 15, 2008. Under FAS 141(R), business acquisitions will be accounted for under the “acquisition method”, compared to the “purchase method” mandated by FAS 141.
The more significant changes to our accounting for business combinations that will result from applying the acquisition method include: (i) the definition of a business is broadened to include some development stage entities, and therefore more acquisitions may be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under FAS 141 these costs were capitalized as part of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.
FAS 160, Non-controlling Interests in Consolidated Financial Statements (FAS 160)

In first quarter 2009, we adopted the provisions of FAS 160. Under FAS 160, non-controlling interests are measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders’ equity. In addition, FAS 160 changes the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. The presentation and disclosure provisions of FAS 160 resulted in the reclassification of $269 million (December 31, 2008: $182 million) attributable to non-controlling interests to the Shareholders’ Equity section of the Balance Sheet for March 31, 2009.

BARRICK FIRST QUARTER 2009	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

International Financial Reporting Standards (IFRS)

We plan to convert our basis of accounting from US GAAP to IFRS effective our first quarter report in 2011. The transition date of January 1, 2010 will require the restatement, for comparative purposes, of our previously reported balance sheets as at December 31, 2009 and December 31, 2010 and our interim and annual consolidated statements of income and cash flows for 2010.
The conversion to IFRS from US GAAP is a significant undertaking, and as a result, we established a dedicated IFRS conversion team in early 2009 to lead this process. The conversion to IFRS may have a material effect on our:
•	Reported financial position and results of operations;

•	Systems of internal controls and procedures over financial reporting, including related business processes;

•	Information technology and data systems;

•	Disclosure controls and procedures;

•	Current financial reporting training curriculum; and

•	Downstream business activities such as our corporate hedging programs, joint venture agreements and other contractual arrangements, debt covenants, compensation programs and tax matters
Our detailed conversion plan addresses all of the above factors. We are in the process of completing our detailed technical analysis of US GAAP-IFRS accounting differences, which we expect to complete in 2009. IFRS accounting standards, and the interpretation thereof, are constantly evolving and therefore our IFRS accounting policies are subject to change through 2011. Our IFRS conversion team monitors IFRS accounting developments and updates our conversion plan as necessary.
Accounting Estimates

Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment
Impact of Historic Changes in Reserve Estimates on Amortization

	Reserves increase	Amortization
For the three months	(decrease)[1]	increase (decrease)
ended March 31, 2009	(millions oz’s/lbs)	$ millions

Gold
North America[2]	9.5	$(1)
Australia Pacific	0.3	(1)
Africa	(0.5)	(1)
South America[3]	13.5	(2)

Total Gold	22.8	$(5)

Copper
Australia Pacific[4]	(153)	—
South America[3]	1,023	(3)

Total Copper	870	$(3)

[1]	Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated as at the end of 2008 and are in millions of contained ounces.

[2]	The increase in reserves attributable to North America is primarily due to the acquisition of the additional 40% interest in Cortez in first quarter 2008. The impact of this reserve increase on amortization is partially offset by the increase in property, plant and equipment at Cortez as a result of the purchase price allocation.

[3]	The increase in gold and copper reserves in South America is primarily due to the inclusion of Cerro Casale in reserves at the end of 2008. Cerro Casale is a project and therefore this increase does not impact current amortization expense.

[4]	Amortization expense in 2009 reflects the impairment charges in fourth quarter 2008 which reduced property, plant and equipment to salvage values. Consequently, the decrease in reserves at Osborne had an insignificant impact on amortization expense recorded in first quarter 2009.
Fair Value of Asset Retirement Obligations (“AROs”)

At our operating mines, we continued to record AROs based on proper closure of the mine. It is reasonably possible that circumstances could arise during or by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs. The expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly over the life of a mine. The period of time over which we have assumed that water quality monitoring and treatment will be required has a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost, taking into account the probability of particular scenarios. During the first quarter 2009, we did not record any adjustments to our ARO balances. During first quarter 2008, we recorded an adjustment of $20 million for changes in estimates of the AROs at our Buzwagi, Tulawaka and Veladero properties. These adjustments

BARRICK FIRST QUARTER 2009	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

were recorded with a corresponding adjustment to property, plant and equipment.
Accounting for Goodwill and Tangible Asset Impairment

We conduct an annual test for impairment of goodwill in the fourth quarter of the fiscal year and at any other time if events or a change in circumstances indicate that it is more likely than not that the fair value of a reporting unit has been reduced below its carrying amount. Circumstances that could trigger an impairment test include, but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; the likelihood that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of; adverse results of testing for recover ability of a significant asset group within a reporting unit; and a significant change to the operating plans for the reporting unit.
In first quarter 2009, our Plutonic gold mine in Australia reported a reduction in reserves at the end of 2008. As a result of the decline in reserves there is an increased risk of a goodwill impairment occurring should there be a further decline in economic factors affecting the mine. We determined that it was appropriate to assess the carrying amount of goodwill associated with Plutonic for potential impairment as at March 31. No impairment charges were booked in the quarter as a result of this assessment.
Each quarter, we also monitor for potential triggering events that could indicate that the carrying amount of assets are not recoverable. In 2009, we expect to complete feasibility studies or otherwise reach decision points for our Cerro Casale, Pascua-Lama, Sedibelo, Donlin Creek, Reko Diq and Kabanga projects. The completions of these studies and/or future decisions made with respect to these projects, depending on our course of action, could result in a triggering event for impairment. Significant factors that could impact the expected cash flows and result of any impairment tests include expected selling prices for metals produced, expected capital construction costs and expected cash production costs. The carrying amount of the assets attributable to these projects as at March 31, 2009 is illustrated in the table below.
Carrying amounts of assets
($ millions)

As of March 31	2009

Cerro Casale	$825
Pascua-Lama	813
Reko Diq	149
Sedibelo	136
Donlin Creek	76
Kabanga	3

Total	$2,002

NON-GAAP FINANCIAL MEASURES
Adjusted Net Income (Adjusted Net Income per Share)
Adjusted net income is a non-GAAP financial measure which excludes the following from net income:
•	Impairment charges related to goodwill, property, plant and equipment, and investments;

•	Gains/losses on the disposition of long-lived assets;

•	Foreign currency translation gains/losses; and

•	Unrealized gains/losses on non-hedge derivative instruments.
Management uses this measure internally to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. We believe that adjusted net income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income in this measure include items that are recurring, management believes that adjusted net income is a useful measure of the Company’s performance because impairment charges and gains/losses on asset dispositions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Further, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivative contracts are not necessarily reflective of the underlying operating results for the reporting periods presented.
As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivative contracts. Consequently, the presentation of adjusted net income enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net income based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business

BARRICK FIRST QUARTER 2009	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net income is intended to provide additional information only and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable US GAAP measure.
Reconciliation of Net Income to Adjusted Net Income

	For the three months ended March 31
($ millions, except per share amounts in dollars)	2009	2008

Net income	$371	$514
Impairment charges related to goodwill, property, plant and equipment, and investments	2	30
(Gains)/losses on the disposition of long-lived assets	—	(4)
Foreign crrency translation (gains)/losses[1]	(78)	4
Unrealized (gains)/losses on non-hedge derivative instruments	3	(7)
Adjusted net income	$298	$537
Adjusted net income per share[2]	$0.34	$0.62

[1]	Includes a currency translation gain of $70 million relating to Canadian deferred tax assets due to an election to adopt a US dollar functional currency for Canadian tax purposes.

[2]	Calculated using adjusted net income and weighted average number of shares outstanding under the basic method of earnings per share.
Total Cash Costs per ounce and Net Cash Costs per ounce
Total cash costs per ounce/pound and net cash costs per ounce are non-GAAP financial measures. Both measures include all costs absorbed into inventory, as well as royalties, by-product credits, and production taxes, and exclude inventory purchase accounting adjustments, unrealized gains/losses from non-hedge currency and commodity contracts, and amortization and accretion. These measures also include the gross margin generated by our Barrick Energy business unit, which was acquired to provide a long-term economic hedge of our exposure to oil prices as a credit against gold production costs. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. These measures are calculated by dividing the aggregate of the applicable costs by gold ounces and copper pounds sold. These measures are calculated on a consistent basis for the periods presented.
Under purchase accounting rules, we record the fair value of acquired work in progress and finished goods inventories as at the date of acquisition. As the acquired inventory is sold, any purchase accounting adjustments, reflected in the carrying amount of inventory at acquisition, impacts cost of sales. The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin. Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition. Many mining companies record the unrealized gains/losses from non-hedge currency and commodity contracts in other income, and therefore these amounts are not reflected in the cost of sales measures presented by these companies. Consequently, we believe that removing these unrealized gains/losses provides investors and analysts with a measure of our costs of production that is more comparable to the measures presented by other mining companies. We have provided below reconciliations to illustrate the impact of excluding inventory purchase accounting adjustments and unrealized gains/losses from non-hedge currency and commodity contracts from our total cash costs and net cash costs measures.
We calculate total cash costs and net cash costs based on our equity interest in production from our mines. We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production that flows to our partners who hold a non-controlling interest. Consequently, for the Tulawaka mine, although we fully consolidated the results of operations from this mine in our consolidated financial statements, our production and total cash costs and net cash costs statistics only reflect our equity share of the production.
Starting in 2008, we provided a net cash costs measure which treats the gross margin from all non-gold sales, whether or not these non-gold metals are produced in conjunction with gold, as a credit against the cost of producing gold. In 2009, we have begun using this measure to evaluate the overall performance of our business on a consolidated basis. A number of other

BARRICK FIRST QUARTER 2009	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

gold producers present their costs net of the contribution from non-gold sales. We believe that including a measure of net cash costs per ounce on this basis provides investors and analysts with information with which to compare our performance to other gold producers, and to better assess the overall performance of our business. In addition, this measure provides information to enable investors and analysts to understand the importance of non-gold revenues to our cost structure.
Cash costs per ounce/pound statistics are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.
Reconciliation of Cost of Sales to total cash costs per ounce/pound

	For the three months ended March 31
	Gold		Copper
($ millions, except per ounce/pound information in dollars)	2009	2008	2009	2008

Cost of sales	$831	$684	$115	$91
Cost of sales attributable to non-controlling interests[1]	(3)	(3)	—	—
Unrealized non-hedge gains/(losses) on currency and commodity contracts	4	4	—	—
Impact of Barrick Energy	(1)	—	—	—

Total cash costs	$831	$685	$115	$91

Ounces/pounds sold-consolidated basis (000’s)	1,720	1,744	86	98
Ounces/pounds sold-non-controlling interest (000’s)	(6)	(15)	—	—
Ounces/pounds sold - equity basis (000’s)	1,714	1,729	86	98

Total cash costs per ounce/per pound	$484	$395	$1.32	$0.94

[1]	Relates to our partner’s 30% interest in Tulawaka.
Net Cash Costs per ounce

	For the three months ended March 31
($ millions, except per ounce/pound data in dollars)	2009	2008

Ounces gold sold-equity basis (000’s)	1,714	1,729
Total cash costs per ounce-equity basis	$484	$395
Revenues from copper sales	$247	$350
Unrealized non-hedge gold/copper derivative (gains) losses	12	(4)
Unrealized mark to market provisional price adjustments	(6)	(4)

Net revenues from copper excluding unrealized non-hedge gains/losses from copper contracts	$253	$342
Copper cost of sales per consolidated statement of income	115	91
Copper credits	138	251
Copper credits per ounce	80	145

Net cash costs per ounce	$404	$250

EBITDA
EBITDA is a non-GAAP financial measure, which excludes the following from net income:
•	Income tax expense;

•	Interest expense;

•	Interest income; and

•	Depreciation and amortization.
Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.
EBITDA is intended to provide additional information to investors and analysts, does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP.

BARRICK FIRST QUARTER 2009	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate EBITDA differently.
The following table provides a reconciliation of EBITDA to net income.
Reconciliation of Net Income to EBITDA

	For the three months ended March 31
($ millions, except per share amounts in dollars)	2009	2008

Net Income	$371	$514
Income tax expense	38	253
Interest expense	2	6
Interest income	(3)	(17)
Depreciation and amortization	247	228

EBITDA	$655	$984
Realized Prices
Realized price is a non-GAAP financial measure which excludes from sales:
•	Unrealized gains and losses on non-hedge derivative contracts, and

•	Unrealized mark-to-market gains and losses on outstanding receivables from copper and gold sales contracts.
This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives and unrealized mark-to-market gains and losses on outstanding receivables from copper and gold sales contracts are subject to change each period due to changes in market factors such as spot and forward gold and copper prices such that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. For those reasons, Management believes that this measure provides a more accurate reflection of the Company’s past performance and is a better indicator of its expected performance in future periods.
The realized price measure is intended to provide additional information, and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of sales as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable US GAAP measure.
Reconciliation of Sales to Realized Price per ounce/per pound

	For the three months ended March 31
	Gold		Copper
($ millions, except per once/pound data in dollars)	2009	2008	2009	2008

Sales	$1,569	$1,608	$247	$350
Sales attributable to non-controlling interests	(6)	(14)	—	—
Unrealized non-hedge gold/copper derivative (gains) losses	—	6	12	(4)
Unrealized mark to market provisional price adjustments	(1)	(1)	(6)	(4)

Sales – as adjusted	1,562	1,599	253	342
Ounces/pounds sold (000’s)	1,714	1,729	86	98

Realized gold/copper price per ounce/pound	$912	$925	$2.93	$3.50

BARRICK FIRST QUARTER 2009	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Cash Margin
Management uses a non-GAAP financial measure, net cash margin, that represents realized price per ounce less net cash costs per ounce. This measure is used by management to analyze profitability trends and to assess the cash generating capability from the sale of gold on a consolidated basis in each reporting period, expressed on a unit basis. In this MD&A, we have placed greater emphasis on our net cash costs per ounce measure because we believe that it illustrates the performance of our business on a consolidated basis and enables investors to better understand our performance in comparison to other gold producers who present results on a similar basis. As part of this emphasis, we have introduced the measure “net cash margin”, which is calculated using net cash costs per ounce, as opposed to the measure “cash margin” which was previously disclosed by us and was calculated using total cash costs per ounce.
Management believes that this measure reflects the net contribution from our gold sales and is an important indicator of expected performance in future periods. Our cash margin is intended to provide additional information, does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate cash margin differently. The following table derives this non-GAAP measure from previously defined non-GAAP measures of realized gold/copper price per ounce and net cash costs per ounce.
Reconciliation of net cash margin

	For the three months ended March 31
(per ounce data in dollars)	2009	2008

Realized gold price per ounce	$912	$925
Net cash costs per ounce	404	250

Net cash margin	$508	$675

BARRICK FIRST QUARTER 2009	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation		Three months ended
(in millions of United States dollars, except per share data) (Unaudited)		March 31,
	2009	2008

Sales (notes 4 and 5)	$1,827	$1,958

Costs and expenses
Cost of sales (notes 4 and 6)[1]	955	775
Amortization and accretion (notes 4 and 14)	261	241
Corporate administration	35	33
Exploration (notes 4 and 7)	32	43
Project development expense (note 7)	24	46
Other expense (note 8A)	85	51
Impairment charges (note 8B)	—	2

	1,392	1,191

Interest income	3	17
Interest expense (note 16B)	(2)	(6)
Other income (note 8C)	4	29
Write-down of investments (note 8B)	(1)	(39)

	4	1

Income before income taxes and other items	439	768
Income tax expense (note 9)	(38)	(253)
Income (loss) from equity investees (note 12)	(28)	2

Income before non-controlling interests	373	517
Non-controlling interests (note 8D)	(2)	(3)

Net income	$371	$514

Earnings per share data (note 10)
Net income
Basic	$0.42	$0.59
Diluted	$0.42	$0.58

[1]	Exclusive of amortization.
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2009	33	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation		Three months ended
(in millions of United States dollars, except per share data) (Unaudited)		March 31,
	2009	2008

OPERATING ACTIVITIES
Net income	$371	$514
Amortization and accretion (notes 4 and 14)	261	241
Income tax expense (note 9)	38	253
Income taxes paid	(100)	(127)
Increase in inventory	(84)	(133)
Other items (note 11)	(137)	(30)

Net cash provided by operating activities	349	718

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(470)	(265)
Sales proceeds	3	4
Acquisitions (note 3)	—	(1,722)
Investments (note 12)
Purchases	(2)	(15)
Sales	—	2
Long-term supply contract (note 12)	—	(35)
Other investing activities	(17)	(35)

Net cash used in investing activities	(486)	(2,066)

FINANCING ACTIVITIES
Capital stock
Proceeds on exercise of stock options	10	70
Long-term debt (note 16B)
Proceeds	805	1,076
Repayments	(87)	(91)
Funding from non-controlling interests	86	10
Other financing activities	(7)	—

Net cash provided by financing activities	807	1,065

Effect of exchange rate changes on cash and equivalents	(3)	7

Net increase (decrease) in cash and equivalents	667	(276)
Cash and equivalents at beginning of period (note 16A)	1,437	2,207

Cash and equivalents at end of period (note 16A)	$2,104	$1,931

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2009	34	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation	As at March 31, As at December 31,
(in millions of United States dollars, except per share data) (Unaudited)	2009	2008

ASSETS
Current assets
Cash and equivalents (note 16A)	$2,104	$1,437
Accounts receivable	210	197
Inventories (note 13)	1,387	1,309
Other current assets	838	1,169

	4,539	4,112
Non-current assets
Investments (note 12)	1,155	1,145
Property, plant and equipment (note 14)	11,808	11,547
Goodwill (note 15)	5,280	5,280
Intangible assets	77	75
Deferred income tax assets	814	869
Other assets	1,148	1,133

Total assets	$24,821	$24,161

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	908	970
Short-term debt	190	206
Other current liabilities	515	668

	1,613	1,844
Non-current liabilities
Long-term debt (note 16B)	5,078	4,350
Asset retirement obligations	985	973
Deferred income tax liabilities	609	754
Other liabilities	716	781

Total liabilities	9,001	8,702

Equity
Capital stock (note 18)	13,387	13,372
Retained earnings	2,632	2,261
Accumulated other comprehensive loss (note 19)	(468)	(356)

Total shareholders’ equity	15,551	15,277

Non-controlling interests	269	182

Total equity	15,820	15,459

Contingencies and commitments (notes 14 and 20)

Total liabilities and equity	$24,821	$24,161

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2009	35	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Equity

Barrick Gold Corporation
For the three months ended March 31 (in millions of United States dollars) (Unaudited)	2009	2008

Common shares (number in millions)
At January 1	873	870
Issued on exercise of stock options	—	2

At March 31	873	872

Common shares
At January 1	$13,372	$13,273
Issued on exercise of stock options	11	70
Recognition of stock option expense	4	5

At March 31	13,387	13,348

Retained earnings
At January 1	2,261	1,832
Net income	371	514

At March 31	2,632	2,346

Accumulated other comprehensive income (loss) (note 19)	(468)	17
Total shareholders’ equity	2,164	2,363

Non-controlling interests
At January 1	182	82
Net income attributable to non-controlling interests	87	11

At March 31	269	93

Total equity at March 31	$15,820	$15,804

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation		Three months ended
(in millions of United States dollars) (Unaudited)		March 31,

	2009	2008

Net income	$371	$514
Other comprehensive loss, net of tax (note 19)	(112)	(134)

Comprehensive income	$259	$380

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2009	36	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, AS, ZAR CLP, PGK, TZS, JPY, ARS and EUR are to Canadian dollars, Australian dollars, South African rands, Chilean pesos, Papua New Guinea kina, Tanzanian schillings, Japanese yen, Argentinean pesos and Euros, respectively.
1 > NATURE OF OPERATIONS
Barrick Gold Corporation (“Barrick” or the “Company”) principally engages in the production and sale of gold, as well as related activities such as exploration and mine development. We also produce significant amounts of copper and hold interests in a platinum group metals development project and a nickel development project, both located in Africa, a platinum group metals project located in Russia and oil and gas properties located in Canada. Our producing mines are concentrated in four regional business units: North America, South America, Africa and Australia Pacific. We sell our gold production into the world market and we sell our copper production into the world market and to private customers.
2 > SIGNIFICANT ACCOUNTING POLICIES
A Basis of Preparation
These consolidated financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”).
B Use of Estimates
Significant Changes in Estimates
Gold and Copper Mineral Reserves
At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property, including the transfer of amounts allocated to value beyond proven and probable (“VBPP”) to proven and probable reserves subject to amortization. We prospectively revise calculations of amortization of property, plant and equipment. The effect of changes in reserve estimates and transfers of VBPP amounts to proven and probable reserves subject to amortization on amortization expense for the three months ended March 31, 2009 was a decrease of $8 million (2008: $13 million decrease).
Asset Retirement Obligations (AROs)

Each quarter we update cost estimates, and other assumptions used in the valuation of AROs at each of our mineral properties to reflect new events, changes in circumstances and any new information that is available.
Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. During first charter 2009, we recorded an increase of $3 million (2008: $34 million increase) for changes in estimates of the AROs at various properties. These adjustments were recorded with a corresponding adjustment to property, plant and equipment.
C Accounting Changes
FSP FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (FSP FAS 140-4 and FIN 46(R)-8)

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8 for the purpose of improving the transparency of transfers of financial assets and an enterprise’s involvement with variable interest entities (VIEs), including qualifying special-purpose entities (OSPEs). The impact on our financial reporting requirements is limited to the new VIE disclosures.
The VIE disclosure requirements focus on an enterprise’s involvement with Vies and its judgments about the accounting for them. The FSP also requires disclosure of the details of any financial or other support provided to a VIE that the enterprise was not previously contractually required to provide, and the primary reasons for providing the support. The primary beneficiary of a VIE is also required to disclose the terms of any arrangements that could require the enterprise to provide future support to the VIE. In addition, FSP FAS 140-4 and FIN 46(R)-8 require disclosure of the carrying amount and classification of the variable interest entity’s assets and liabilities in the Balance Sheet and a reconciliation of those amounts to the enterprise’s maximum exposure to loss.
The adoption of this FSP in the fourth quarter of 2008, has resulted in expanded disclosure around our involvement with our VIEs and the significant judgments and assumptions we make in accounting for them. Refer to our 2008 annual financial statements for further details.
FAS 161, Disclosures about Derivative Instruments and Hedging Activities (FAS 161)
In first quarter 2009, we adopted the provisions of FAS 161. Under FAS 161 entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for

BARRICK FIRST QUARTER 2009	37	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. To the extent the required information was not previously disclosed in our 2008 annual financial statements, we incorporated new disclosures in note 17.
FAS 141(R), Business Combinations (FAS 141(R))

In first quarter 2009, we began applying the provisions of FAS 141(R), which replaced FAS 141, for business combinations consummated after the effective date of December 15, 2008. Under FAS 141(R), business acquisitions will be accounted for under the “acquisition method”, compared to the “purchase method” mandated by FAS 141.
The more significant changes to our accounting for business combinations that will result from applying the acquisition method include: (i) the definition of a business is broadened to include some development stage entities, and therefore more acquisitions may be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under FAS 141 these costs were capitalized as part of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.
FAS 160, Non-controlling Interests in Consolidated Financial Statements (FAS 160)
In first quarter 2009, we adopted the provisions of FAS 160. Under FAS 160, non-controlling interests are measured at 100% of the fair value of assets acquired and liabilities assumed. Under US GAAP prior to the effective date of FAS 160, non-controlling interests were measured at book value. For presentation and disclosure purposes under FAS 160, non-controlling interests are classified as a separate component of equity. In addition, FAS 160 changes the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. The presentation and disclosure provisions of FAS 160 resulted in the reclassification of non-controlling interests to the Equity section of the Balance Sheet totaling $269 million for March 31, 2009 (December 31, 2008: $182 million).
3 > ACQUISITIONS AND DIVESTITURES

For the three months ended Mar. 31	2009	2008

Cash paid on acquisition[1]
Arizona Star	$—	$48
Cortez	—	1,695

	—	1,743
Less: cash acquired	—	(21)

	$—	$1,722

[1]	All amounts represent gross cash paid or received on acquisition or divestiture.
A Acquisition of 50% interest in Hemlo
On February 19, 2009, we entered into an agreement to acquire an additional 50% in the Williams and David Bell gold mines “Hemlo” in the Hemlo district of northern Ontario for $65 million. The transaction closed on April 22, 2009. The agreement entitles us to the economic benefits from production at the mine from the effective date of January 1, 2009.

BARRICK FIRST QUARTER 2009	38	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

4 > SEGMENT INFORMATION
Income Statement Information

	Sales		Cost of sales		Segment income (loss)[1,2]
For the three months ended Mar. 31	2009	2008	2009	2008	2009	2008

Gold
North America	$670	$594	$360	$320	$225	$196
South America	356	471	115	100	208	327
Australia Pacific	429	393	285	184	70	149
Africa	114	150	71	80	28	51
Copper
South America	212	274	98	58	94	196
Australia Pacific	35	76	17	33	16	28
Capital Projects	—	—	—	—	(46)	(45)
Other	11	—	9	—	(5)	—

	$1,827	$1,958	$955	$775	$590	$902

[1]	Segment income (loss) represents segment sales, less cost of sales, less segment amortization and accretion. For the three months ended March 31, 2009, accretion expense was $14 million (2008: $13 million), see note 14 for further details. Segment loss for the Capital Projects segment includes project development expense and losses from capital projects held through equity investees, see notes 7 and 12 for further details.

[2]	Accretion expense related to capital projects is included within amortization and accretion. All other amounts related to the capital projects segments are included within project development expense.

	Exploration[1]		Regional business unit costs[1,2]
For the three months ended Mar. 31	2009	2008	2009	2008

North America	$10	$13	$11	$10
South America	6	10	6	7
Australia Pacific	12	11	10	10
Africa	1	3	7	4
Capital Projects	1	4	—	—
Other expense outside reportable segments	2	2	—	—

	$32	$43	$34	$31

[1]	Exploration and regional business unit costs are excluded from the measure of segment income but are reported separately by operating segment to the Chief Operating Decision Maker.

[2]	In 2009, regional business unit costs include costs for Barrick Energy.
Reconciliation of Segment Income

For the three months ended Mar. 31	2009	2008

Segment income	$590	$902
Amortization of corporate assets	(25)	(5)
Exploration	(32)	(43)
Other project expenses	(8)	(6)
Corporate administration	(35)	(33)
Other expense	(85)	(51)
Impairment charges	(1)	(41)
Interest income	3	17
Interest expense	(2)	(6)
Other income	4	29
Loss from capital projects held through equity investees	30	5

Income before income taxes and other items	$439	$768

BARRICK FIRST QUARTER 2009	39	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Asset Information

	Amortization		Segment capital expenditures[1]
For the three months ended March 31	2009	2008	2009	2008

Gold
North America	$79	$71	$115	$54
South America	30	42	32	23
Australia Pacific	71	57	30	44
Africa	14	18	14	14
Copper
South America	19	20	3	11
Australia Pacific	2	15	4	7
Capital Projects	—	—	313	123
Other	7	—	3	—

Segment total	222	223	514	276
Other items not allocated to segments	25	5	7	17

Enterprise total	$247	$228	$521	$293

[1]	Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended March 31, 2009, cash expenditures were $470 million (2008: $265 million) and the increase in accrued expenditures was $51 million for the three months ended March 31, 2009 (2008: $28 million increase).
5 > REVENUE AND GOLD SALES CONTRACTS

For the three months ended Mar. 31	2009	2008

Gold bullion sales[2]
Spot market sales	$1,537	$1,560

	1,537	1,560
Concentrate sales[3]	32	48

	$1,569	$1,608

Copper sales[1,4]
Copper cathode sales	$222	$269
Concentrate sales	25	81

	$247	$350
Oil and gas sales[5]	11

	$1,827	$1,958

[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see notes 16C and 19).

[2]	Gold sales include gains and losses on non-hedge derivative contracts: For the three months ended March 31, 2009: $14 million gain (2008: $3 million gain).

[3]	Concentrate sales include gains and losses on embedded derivatives in smelting contracts: For the three months ended March 31, 2009: $0.5 million loss (2008: $1.4 million loss).

[4]	Copper sales include gains and losses on economic copper hedges that do not qualify for hedge accounting treatment: For the three months ended March 31, 2009: $16 million loss (2008: $12 million gain), Sales also include gains and losses on embedded derivatives in copper smelting contracts: For the three months ended March 31, 2009: $6 million loss (2008: $4 million gain).

[5]	Represents Barrick Energy.
Mark-to-Market Value

	Total ounces	At Mar. 31,
$ millions	in millions	2009 value

Project Gold Sales Contracts
Fixed-price contracts	5.4	$(2,993)
Floating spot price contracts	4.1	(2,157)

	9.5	$(5,150)

[1]	At a spot gold price of $916.50 per ounce. The fair value of gold sales contracts are the present value of expected cash flows that would be required to financially settle our obligations arising under the contracts. The present value model utilizes inputs, such as the current spot gold price, gold lease rates and US dollar interest rate curves that are derived from observable market data.
Provisional Copper and Gold Sales
We had the following revenues before treatment and refining charges subject to final price adjustments:

At Mar. 31	2009	2008

Copper	$65	$125
Gold	9	10
The final price adjustments realized were as follows:

Gain (loss)
For the quarters ended Mar. 31	2009	2008

Copper	$12	$28
Gold	—	—

BARRICK FIRST QUARTER 2009	40	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6 > COST OF SALES

	Gold		Copper		Oil & Gas
For the three months ended Mar. 31	2009	2008	2009	2008	2009	2008

Cost of goods sold[1]	$782	$659	$115	$91	$7	$—
Unrealized losses on non-hedge contracts	4	4	—	—	—	—
By-product revenues[2]	(12)	(35)	—	(1)	—	—
Royalty expense	46	48	—	1	2	—
Mining production taxes	11	8	—	—	—	—

	$831	$684	$115	$91	$9	$—

[1]	Cost of goods sold includes charges to reduce the cost of inventory to net realizable value as follows: $nil for the three months ended March 31, 2009 (2008: $7 million). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales was $222 million in the three months ended March 31, 2009 (2008: $223 million).

[2]	We use silver sales contracts to sell a portion of silver produced as a by-product. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts and accordingly, are accounted for in a manner similar to our gold sales contracts. At March 31, 2009, we had fixed-price commitments to deliver 8.1 million ounces of silver at an average price of $6.66 per ounce and floating spot price silver sales contracts for 7.4 million ounces over periods primarily of up to 10 years. The mark-to-market on silver sales contracts at March 31, 2009 was negative $84 million (March 31, 2008: negative $146 million). Refer to note 17 for further information on fair value measurements.
7 > EXPLORATION AND PROJECT DEVELOPMENT EXPENSE

For the three months ended Mar. 31	2009	2008

Exploration:
Minesite exploration	$11	$17
Projects	21	26

	$32	$43

Project development expense:
Capital projects
Pueblo Viejo[1]	1	17
Sedibelo	2	5
Fedorova	1	4
Buzwagi	—	1
Pascua-Lama	3	2
Kainantu	2	6
Pinson	2	2
Other	5	3

	16	40
Other project expenses	8	6

	$24	$46

[1]	Effective January 1, 2009, we determined that mineralization at Pueblo Viejo met the definition of proven and probable reserves for United States reporting purposes and have begun capitalizing the cost of project activities. In 2009, the costs above represent 100% of start-up costs. We record a non-controlling interest recovery for our partner’s share of these expenditures within “non-controlling interests” in the income statement.
8 > OTHER CHARGES
A Other Expense

For the three months ended Mar. 31	2009	2008

Regional business unit costs[1]	$34	$31
Community development costs[2]	4	11
Environmental remediation costs	6	6
World Gold Council fees	4	3
Currency translation losses	10	—
Pension and other post-retirement benefit expense	2	1
Severance costs	11	—
Non-hedge derivative losses	3	—
Other	11	(1)

	$85	$51

[1]	Relates to costs incurred at regional business unit offices.
[2]	In 2009 and 2008, amounts mainly related to community programs in Peru, Argentina and Papua New Guinea.
B Impairment Charges

For the three months ended Mar 31	2009	2008

Impairment of long-lived assets	$—	$2
Write-down of investments (note 12)[1]	1	39

	$1	$41

[1]	In the first quarter of 2008, we recorded an impairment charge on Asset-Backed Commercial Paper of $39 million. Refer to note 12 for further details.

BARRICK FIRST QUARTER 2009	41	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

C Other Income

For the three months ended Mar. 31	2009	2008

Gain on sale of assets	$2	$4
Gain on sale of investments	—	1
Currency translation gains	—	15
Royalty income	1	6
Interest income	1	3

	$4	$29

D Non-controlling Interests

For the three months ended Mar. 31	2009	2008

Pueblo Viejo project	$—	$7
Tulawaka mine	(2)	(10)

	$(2)	$(3)

9 > INCOME TAX EXPENSE

For the three months ended Mar. 31	2009	2008

Current	$99	$210
Deferred	(61)	43

	$38	$253

Actual effective tax rate	9%	33%
Net currency translation gains/(losses) on deferred tax balances	4%	(3%)
Canadian Functional Currency Election	16%	—

Estimated effective tax rate on ordinary income	29%	30%

The primary reasons why our effective income tax rate on ordinary income differs from the 33% Canadian statutory rate are mainly due to certain allowances and special deductions unique to extractive industries, and also because we operate in multiple tax jurisdictions, some of which have lower tax rates than the applicable Canadian federal and provincial rates.
Currency Translation
Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Australian and Papua New Guinea net deferred tax liabilities. These translation gains/losses are included within deferred tax expense/recovery.
Canadian Functional Currency Election
In fourth quarter 2008, we filed an election under Canadian draft legislation to prepare some of our Canadian tax returns using US dollar functional currency effective January 1, 2008. The legislation was enacted in first quarter 2009 which resulted in a one-time benefit of $70 million.
Decrease to Unrecognized Tax Benefits
In first quarter 2009, we made payments of $15 million in settlement of US unrecognized tax benefits. We expect the amount of unrecognized tax benefits to further decrease within 12 months of the reporting date by approximately $8 to $9 million related primarily to the expected settlement of US income tax and Canadian mining tax assessments.
10 > EARNINGS PER SHARE

For the three months ended Mar. 31
($ millions, except shares in millions and per share amounts in dollars)	2009		2008
	Basic	Diluted	Basic	Diluted

Income available to common shareholders	$371	$371	$514	$514
Plus: interest on convertible debentures	—	—	—	1

Net income	$371	$371	$514	$515

Weighted average shares outstanding	873	873	872	872
Effect of dilutive securities
Stock options	—	3	—	4
Convertible debentures	—	9	—	9

	873	885	872	885

Earnings per share
Net income	$0.42	$0.42	$0.59	$0.58

BARRICK FIRST QUARTER 2009	42	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11 > OPERATING CASH FLOW — OTHER ITEMS

For the three months ended Mar. 31	2009	2008

Adjustments for non-cash income statement items:
Currency translation (gains)/losses (note 8A and 8C)	$10	$(15)
Amortization of discount/premium on debt securities	(2)	(2)
Stock option expense	4	5
(Income) loss from equity investees (note 12)	28	(2)
Non-controlling interests	2	3
Gain on sale of investments (note 8C)	—	(1)
Gain on sale of long-lived assets (note 8C)	(2)	(4)
Impairment charges (note 8B)	1	41
Net changes in operating assets and liabilities, excluding inventory	(172)	(48)
Settlement of AROs	(6)	(7)

Other net operating activities	$(137)	$(30)

Operating cash flow includes payments for:
Interest costs	$44	$17

12 > INVESTMENTS

	At Mar. 31, 2009	At Dec. 31, 2008

Available-for-sale securities	$35	$31
Other investments	30	29
Equity investments	1,090	1,085

	$1,155	$1,145

	At Mar. 31, 2009		At Dec. 31, 2008
		Gains	Gains
	Fair[1]	(losses)	Fair	(losses)
	Value	in OCI	value	in OCI

Available-for-sale Securities
Securities in an unrealized gain position
Equity securities	21	7	14	3

Securities in an unrealized loss position
Benefit plans[2]
Fixed-income	2	—	2	—
Equity	6	(3)	7	(3)
Other equity securities[3]	6	—	8	(2)

	14	(3)	17	(5)

	35	4	31	(2)

Other investments
Long-term loan receivable from Yokohama Rubber Co. Ltd.[4]	30	—	29	—

	$65	$4	$60	$(2)

[1]	Refer to note 17 for further information on the measurement of fair value.

[2]	Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

[3]	Other equity securities in a loss position consist of investments in various junior mining companies.

[4]	The long-term loan receivable is measured at amortized cost.
Gains on Investments Recorded in Earnings

For the three months ended Mar. 31	2009	2008
Gains realized on sales	$—	$1
Cash proceeds from sales	$—	$2
Impairment Charges

for the three months ended Mar. 31	2009	2008

Impairment charges	$1	$39

BARRICK FIRST QUARTER 2009	43	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Equity Method Investment Continuity

	Highland	Atacama	Cerro Casale	Donlin Creek	Kabanga	Total

At January 1, 2009	$35	$157	$815	$78	$—	$1,085
Equity pick-up	2	(16)	(4)	(7)	(3)	(28)
Capitalized interest	—	2	11	1	—	14
Funding	—	6	—	4	6	16
Eliminations	—	—	3	—	—	3

At March 31, 2009	$37	$149	$825	$76	$3	$1,090

Publicly traded	Yes	No	No	No	No

13 > INVENTORIES

	Gold		Copper
	At Mar. 31	At Dec. 31	At Mar. 31	At Dec. 31
	2009	2008	2009	2008

Raw materials
Ore in stockpiles	$869	$825	$42	$41
Ore on leach pads	178	161	196	189
Mine operating supplies	449	434	27	34
Work in process	174	188	10	8
Finished products
Gold doré/bullion	75	65	—	—
Copper cathode	—	—	13	13
Copper concentrate	—	—	26	18
Gold concentrate	22	21	—	—

	1,767	1,694	314	303
Non-current ore in stockpiles[1]	(599)	(595)	(95)	(93)

	$1,168	$1,099	$219	$210

[1]	Ore that we do not expect to process in the next 12 months is classified within other assets.

For the three months ended Mar. 31	2009	2008

Inventory impairment charges	$—	$7

Purchase Commitments
At March 31, 2009, we had purchase obligations for supplies and consumables of approximately $1,287 million.
14 > PROPERTY, PLANT AND EQUIPMENT
A Unamortized Assets
Acquired Mineral Properties and Capitalized Mine Development Costs

	Carrying	Carrying
	amount at	amount at
	Mar. 31, 2009	Dec. 31, 2008

Exploration projects and other land positions
PNG land positions	$178	$171
Value beyond proven and probable reserves at producing mines	478	525
Capital Projects
Pascua-Lama	813	777
Pueblo Viejo	649	439
Sedibelo	136	123
Buzwagi	536	495
Punta Colorado Wind Farm	95	82

	$2,885	$2,612

B Amortization and Accretion

For the three months ended Mar. 31	2009	2008

Amortization	$247	$228
Accretion	14	13

	$261	$241

C Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $323 million at March 31, 2009 for construction activities at our capital projects.

BARRICK FIRST QUARTER 2009	44	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

15 > GOODWILL
In first quarter 2009, our Plutonic gold mine in Australia reported a reduction in reserves at the end of 2008. As a result of the decline in reserves there is an increased risk of a goodwill impairment occurring should there be a further decline in economic factors affecting the mine. We determined that it was appropriate to assess the carrying amount of goodwill associated with Plutonic for potential impairment as at March 31. No impairment charges were booked in the quarter as a result of this assessment.
16 > FINANCIAL INSTRUMENTS
Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument.
A Cash and Equivalents
Cash and equivalents include cash, term deposits, treasury bills and money markets with original maturities of less than 90 days.
B Long-Term Debt
Interest Costs

For the three months ended Mar. 31	2009	2008

Incurred	$69	$50
Capitalized	(67)	(44)

Interest expensed	$2	$6

For the three months ended March 31,2009,Cortez Hills, Pascua-Lama, Buzwagi, Pueblo Viejo, Donlin Creek, Sedibelo,Reko Diq, Cerro Casale, Sedibelo, Kainantu, Kabanga and Punta Colorado Wind farm qualified for interest capitalization.
Proceeds
In first quarter 2009, we issued an aggregate of $750 million of notes that mature in 2019. The 10-year notes have a coupon rate of 6.95%.
In October 2006, we issued $1 billion of Copper-Linked Notes. During the first three years, the full $1 billion obligation of these notes is to be repaid through the delivery of (the US dollar equivalent of) 324 million pounds of copper. At March 31, 2009, 53 million pounds of copper remained to be delivered. Coincident with the repayment of (the US dollar equivalent of) 324 million pounds of copper, we will reborrow $1 billion. As the copper-linked equivalent is repaid, the fixed US dollar obligation will increase ($67 million during the first quarter of 2009).
C Use of Derivative Instruments (“Derivatives”) in Risk Management
In the normal course of business, our assets, liabilities and forecasted transactions are impacted by various market risks including, but not limited to:

Item	Impacted by
• Sales	• Prices of gold and copper
• Cost of sales
• Consumption of diesel fuel, propane and natural gas	• Prices of diesel fuel, propane and natural gas
• Non-US dollar expenditures	• Currency exchange rates — US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS and ZAR
• By-product credits	• Prices of silver and copper
• Corporate administration, exploration and business development costs	• Currency exchange rates — US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS and ZAR
• Capital expenditures
• Non-US dollar capital expenditures	• Currency exchange rates — US dollar versus A$, ARS, C$, CLP, EUR and PGK
• Consumption of steel	• Price of steel
• Interest earned on cash	• US dollar interest rates
• Fair value of fixed-rate debt	• US dollar interest rates
Under our risk management policy, we seek to mitigate the impact of these risks to provide certainty for a portion of our revenues and to control costs and enable us to plan our business with greater certainty. The timeframe and manner in which we manage these risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.
The primary objective of the hedging elements of our derivative instrument positions is that changes in the values of hedged items are offset by changes in the values of derivatives. Many of the derivatives we use meet the FAS 133 hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative instruments are effective in achieving our risk management objectives, but they do not meet the strict FAS 133 hedge effectiveness criteria, and they are classified as “economic hedges”. The change in fair value of these economic hedges is recorded in current period earnings, classified with the income statement line item that is consistent with the derivative instruments’ intended risk objective.
Derivative Instruments
The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a

BARRICK FIRST QUARTER 2009	45	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

combination of quoted prices and market-corroborated inputs. The fair value of our derivative contracts is adjusted for credit risk based upon the observed credit default swap spread for each particular counterparty, as appropriate. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves for comparable assets and liabilities. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves for comparable assets and liabilities. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. The fair value of commodity options is determined using option-pricing models that utilize a combination of inputs including quoted market prices and market-corroborated inputs. Derivative instruments are classified within Level 2 of the fair value hierarchy.
Summary of Derivatives at Mar. 31, 20091

								Fair
	Notional Amount by Term to				Accounting Classification by			value
	Maturity				Notional Amount			(USD)
	Within 1	2 to 3	4 to 5		Cash flow	Fair value	Non-
	year	years	years	Total	hedge	hedge	Hedge

US dollar interest rate contracts
Net pay-fixed swap positions (millions)	$(25)	$(50)	$—	$(75)	$—	$—	$(75)	$(8)
Currency contracts
C$:US$ contracts (C$ millions)	273	—	—	273	293	—	(20)	(29)
A$:US$ contracts (A$ millions)	1,490	2,413	425	4,328	4,326	—	2	(444)
CLP:US$ contracts (CLP millions)	38,934	—	—	38,934	38,934	—	—	—
JPY:US$ contracts (JPY millions)	450	—	—	450	450	—	—	—
ZAR:US$ contracts (ZAR millions)	—	—	—	—	—	—	—	1
EUR:US$ contracts (EUR millions)	8	2	—	10	10	—	—	1

Commodity contracts
Copper call option spread contracts (millions of pounds)	33	—	—	33	—	—	33	—
Copper sold forward contracts (millions of pounds)	53	—	—	53	53	—	—	70
Copper collar sell contracts (millions of pounds)	252	—	—	252	103	—	149	291
Copper collar buy contracts (millions of pounds)	(149)	—	—	(149)	—	—	(149)	43
Diesel contracts (thousands of barrels)[2]	1,879	1,781	880	4,540	4,393		147	(127)
Propane contracts (thousands of gallons)	23	—	—	23	23	—	—	$(29)

[1]	Excludes gold and silver sales contracts (see notes 5 and 6); refer to note 17 for further information on fair value measurements.

[2]	Diesel commodity contracts represent a combination of WTI, WTB, MOPS and JET hedge contracts and diesel price contracts based on the price of WTI, WTB, MOPS, and JET respectively, plus a spread. WTI represents West Texas Intermediate, WTB represents Waterborne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel.

BARRICK FIRST QUARTER 2009	46	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Fair Values of Derivative Instruments

	Asset Derivatives				Liability Derivatives

	At Mar. 31, 2009		At Dec. 31, 2008		At Mar. 31, 2009		At Dec. 31, 2008
	Balance Sheet		Balance Sheet		Balance Sheet		Balance Sheet
	Classification	Fair Value	Classification	Fair Value	Classification	Fair Value	Classification	Fair Value

Derivatives designated as hedging instruments under FAS 133
Currency contracts	Other assets	$14	Other assets	$22	Other liabilities	$(490)	Other liabilities	$(526)
Commodity contracts	Other assets	228	Other assets	402	Other liabilities	(176)	Other liabilities	(205)

Total derivatives classified as hedging instruments under FAS 133		$242		$424		$(666)		$(731)

Derivatives not designated as hedging instruments under FAS 133
US dollar interest rate contracts	Other assets	$2	Other assets	$—	Other liabilities	$(10)	Other liabilities	$(8)
Currency contracts	Other assets	6	Other assets	4	Other liabilities	(1)	Other liabilities	(1)
Commodity contracts	Other assets	232	Other assets	404	Other liabilities	(36)	Other liabilities	(135)

Total derivatives not designated as hedging instruments under FAS 133		$240		$408		$(47)		$(144)

Total derivatives		$482		$832		$(713)		$(875)

US Dollar Interest Rate Contracts
Non-hedge Contracts
We have a $75 million net US dollar pay-fixed interest rate swap position outstanding that was used to economically hedge the US dollar interest rate risk implicit in a prior gold lease rate swap position. Changes in the fair value of these interest rate swaps are recognized in current period earnings through interest expense.
Currency Contracts
Cash Flow Hedges
During the quarter, currency contracts totaling C$74 million, A$4 million, and EUR 15 million have been designated against forecasted non-US dollar denominated expenditures. The outstanding contracts hedge the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years. Hedged items that relate to operating and/or sustaining capital expense are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For C$243 million, A$4,276 million and CLP38,934 million portions of the contracts, we have concluded that the hedges are 100% effective under FAS 133 because the critical terms (including notional amount and maturity date) of the hedged items and currency contracts are the same. For A$50 million prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The retrospective test involves comparing the effect of historic changes in exchange rates each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings. The prospective test involves comparing the effect of a theoretical shift in forward exchange rates on the fair value of both the actual and hypothetical derivative. Hedged items that relate to pre-production infrastructure spend at the mines are identified as the stated quantity of dollars of the forecasted expenditures associated with a specific transaction in a pre-defined time period. For C$50 and EUR 10 hedge, effectiveness is assessed using the dual spot method under FAS 133, where changes in fair value attributable to changes in spot prices are calculated on a discounted basis. The effectiveness testing excludes time value of the hedging instrument. Prospective and retrospective hedge effectiveness uses a dollar offset method. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.
Non-hedge Contracts
Non-hedge currency contracts are used to mitigate the variability of the US dollar amount of non-US dollar denominated exposures that do not meet the criterion in FAS 133. Changes in the fair value of non-hedge currency contracts are recorded in current period cost of sales, corporate administration, other income, other expense or income tax expense according to the intention of the hedging instrument.
Commodity Contracts
Cash Flow Hedges
Diesel Fuel/Propane
Commodity contracts have been designated against forecasted purchases of the commodities for expected

BARRICK FIRST QUARTER 2009	47	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

consumption at our mining operations. The contracts act as a hedge of the impact of variability in market prices on the cost of future commodity purchases over the next five years. Hedged items are identified as the first stated quantity in thousands of barrels of forecasted purchases in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over the last three years. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings. The cost of commodity consumption is capitalized to the cost of inventory, and therefore this is upon the sale of inventory. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.
On April 1, 2009 Barrick entered a new diesel fuel supply contract. Under the terms of the new contract, fuel purchased for our Nevada based mines will be the priced based on the US Gulf Coast (USGC) index. We will continue to hedge our exposure to diesel using our existing WTI forward contracts. Retrospective hedge effectiveness testing shows a strong correlation between USGC and WTI and thus we expect that these hedges will continue to be effective. The prospective and retrospective testing will continue to be assessed using the hypothetical derivative method under FAS 133.
Non-hedge Contracts
Non-hedge fuel contracts are used to mitigate the risk of price changes on fuel consumption at various sites. On completion of regression analysis, we concluded that contracts totaling 147 thousand barrels of fuel do not meet the “highly effective” criterion in FAS 133 due to currency and basis differences between derivative contract prices and the prices charged to the sites by oil suppliers. Although not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of changes in fuel prices. Changes in the fair value of non-hedge fuel contracts are recorded in current period cost of sales.
Cash Flow Hedges
Copper
The copper-linked notes contain an embedded fixed-price forward copper sales contract that meets the definition of a derivative and must be separately accounted for. At March 31, 2009, 33 million pounds of embedded fixed-price forward copper sales contracts were outstanding at a price of $3.08/lb. The resulting copper derivative has been designated against future copper cathode at the Zaldívar mine as a cash flow hedge of the variability in market prices of those future sales.
In addition to the embedded fixed-price forward copper sales contracts outstanding, there are 20 million pounds of copper forwards outstanding at an average price of $3.06/lb hedging future sales at Zaldívar.
Copper collar contracts totaling 103 million pounds have also been designated as hedges against copper cathode sales at our Zaldívar mine. The contracts contain purchased put and sold call options with average strike prices of $3.00/lb and $3.88/lb, respectively.
Hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. The dollar offset assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical hedging derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.
Non-hedge Contracts
We have purchased and sold call options on copper that, when combined with the aforementioned embedded fixed-price forward copper sales contracts, economically lock in copper sales prices between $3.08/lb and $3.58/lb. At March 31, 2009, the notional amount of these options outstanding was 33 million pounds.
During fourth quarter 2008, we de-designated collar sell contracts for 153 million pounds and crystallized $213 million of gains in OCI, of which $142 million remains at quarter-end. These hedges were originally designated against future copper production at our Zaldívar and Osborne mines. The exposure is still expected to occur and therefore amounts crystallized in OCI will be

BARRICK FIRST QUARTER 2009	48	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

r

recorded in copper revenue when the originally designated sales occur. We continue to hold these collar contracts as non-hedge contracts. When combined with existing non-hedge collar sell contracts, 149 million pounds of collar sell contracts were outstanding at March 31, 2009. The contracts contain purchased put and sold call options with an average strike of $3.00/lb and $3.91/lb, respectively.
During fourth quarter 2008, we entered into collar buy contracts for 198 million pounds to economically lock in the gains on the de-designated and existing non-hedge contracts. The contracts contain sold put and purchased call options with average strike prices of $1.57/lb and $2.01/lb, respectively. At March 31, 2009,149 million pounds of collar buy contracts were outstanding.
These contracts are not designated as cash flow hedges under FAS 133. Changes in the fair value of these copper options are recorded in current period revenue.
Non-hedge Gains (Losses)

For the three months			Income statement
ended Mar. 31	2009	2008	classification

Commodity contracts
Copper	$(16)	$12	Revenue
Gold	14	3	Revenue
Fuel	2	5	Cost of sales
Currency contracts	(3)	11	Cost of sales/corporate
			administration/other
			income/expense/ income tax
			expense
Interest rate contracts	(3)	(3)	Interest income/expense

	$(6)	$28

Cash Flow Hedge Gains (Losses) in OCI

	Commodity price hedges			Currency hedges			Interest rate hedges
				Operating	Administration	Capital	Cash	Long-term
	Gold/Silver	Copper	Fuel	costs	costs	expenditures	balances	debt	Total

At Dec. 31, 2008	$13	$484	$(169)	$(478)	$(30)	$—	$—	$(33)	$(213)
Effective portion of change in fair value of hedging instruments	—	(71)	(14)	(19)	1	—		—	(103)
Transfers to earnings:
On recording hedged items in earnings	(1)	(112)	31	42	5	(1)	—	1	(35)

At Mar. 31, 2009	$12	$301	$(152)	$(455)	$(24)	$(1)	$—	$(32)	$(351)

	Gold	Copper	Cost of	Cost of			Interest	Interest
Hedge gains/losses classified within	sales	sales	sales	sales	Administration	Amortization	income	expense

Portion of hedge gain (loss) expected to affect 2009 earnings[1]	$10	$301	$(103)	$(141)	$(16)	$4	$—	$(3)	$52

[1]	Based on the fair value of hedge contracts at March 31, 2009.
Cash Flow Hedge Gains (Losses) at Mar. 31

						Location of gain (loss)	Amount of gain (loss)
Derivatives in				Amount of gain(loss)		recognized in income	recognized in income
cash flow	Amount of Gain		Location of gain (loss)	transferred from OCI		(Ineffective portion and amount	(Ineffective portion and
hedging	(loss) recognized in		transferred from OCI into income	into income		excluded from effectiveness	amount excluded from
relationships	OCI		(Effective portion)	(Effective portion)		testing)	effectiveness testing)
	2009	2008		2009	2008		2009	2008

Interest rate contracts	$ —	$ —	Interest income/expense	$ (1)	$(1)	Interest income/expense	$—	$—

			Cost of sales/Corporate			Cost of sales/corporate
Foreign			administration/amortization/other			administration/amortization/other
exchange contracts	(18)	106	income/expense/income tax expense	(46)	45	income/expense/income tax expense	—	—

			Revenue/cost of sales/project			Revenue/cost of sales/project
Commodity contracts	(85)	(218)	development expense	82	(19)	development expense	—	(4)

Total	$ (103)	$ (112)		$ 35	$25		$—	$(4)

BARRICK FIRST QUARTER 2009	49	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

D Other use of derivative instruments
On a regular basis, we use derivative instruments to increase our gold and copper revenue. We enter into purchased and written contracts with the primary objective of increasing the realized price on our gold and copper sales.
During the quarter, we wrote gold put and call options with an average outstanding notional volume of 0.5 and 0.5 million ounces, respectively, on a net basis. We also held net purchased gold positions during the first quarter with an average outstanding notional of 0.1 million ounces.
During the quarter, we wrote copper put and call options averaging 2 and 15 million pounds, respectively, on a net basis.
As a result of these activities, we recorded gains in revenue of $14 million on gold trades and $1 million on copper trades in first quarter 2009. There are no outstanding gold positions remaining at March 31, 2009.
17 > FAIR VALUE MEASUREMENTS
In 2008, we adopted FAS 157 for financial assets and liabilities that are measured at fair value on a recurring basis. FAS 157 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. Beginning in 2009, we applied FAS 157 to non-financial assets and liabilities that we periodically measure at fair value under US GAAP, which include: goodwill, tangible and intangible assets measured and recognized at fair value as a result of an impairment assessment; and non financial assets and non financial liabilities recognized as a result of a business combination. The application of FAS 157 to non-financial assets and liabilities will not have a significant impact on our methodology for measuring their fair values, but results in expanded disclosures.
FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by FAS 157 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
A Assets and Liabilities Measured at Fair Value on a Recurring Basis
Fair Value Measurements at Mar. 31,2009

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Aggregate
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Cash equivalents	$932	$—	$—	$932
Available-for- sale securities	35	—	—	35
Receivables from provisional copper and gold sales	—	52	—	52
Derivative Instruments	—	(231)	—	(231)

	$967	$(179)	$—	$788

B Fair Value Information

	At Mar. 31, 2009		At Dec. 31, 2008
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Financial assets
Cash and equivalents[1]	$2,104	$2,104	$1,437	$1,437
Accounts receivable[1]	210	210	197	197
Available-for-sale securities[2]	35	35	31	31
Equity-method investments	1,090	1,090	1,085	1,085
Derivative assets	482	482	832	832

	$3,921	$3,921	$3,582	$3,582

Financial liabilities
Accounts payable[1]	$908	$908	$970	$970
Long-term debt[3]	5,078	4,761	4,350	3,507
Derivative liabilities	713	713	875	875
Restricted share units[4]	98	98	120	120
Deferred share units[4]	5	5	5	5

	$6,802	$6,485	$6,320	$5,477

[1]	Recorded at cost. Fair value approximates the carrying amounts due to the short-term nature and generally negligible credit losses.

[2]	Recorded at fair value. Quoted market prices are used to determine fair value.

[3]	Long-term debt is generally recorded at cost except for obligations that are designated in a fair-value hedge relationship, which are recorded at fair value in periods when a hedge relationship exists. The fair value of long-term debt is primarily determined using quoted market prices.

[4]	Recorded at fair value based on our period-end closing market share price.

BARRICK FIRST QUARTER 2009	50	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

18 > CAPITAL STOCK
A Common Shares
Our authorized capital stock includes an unlimited number of common shares (issued 873,227,120 common shares); 9,764,929 First preferred shares Series A (issued nil); 9,047,619 Series B (issued nil); nil Series C special voting share (issued nil); and 14,726,854 Second preferred shares Series A (issued nil).
B Exchangeable Shares
In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”) issued 11.1 million BGI exchangeable shares, which were each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and had essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.
We had the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. In first quarter 2009, 0.5 million BGI exchangeable shares were redeemed for 0.3 million Barrick common shares. At March 31, 2009, nil (2008:1.3 million) BGI exchangeable shares were outstanding, which were the equivalent to nil Barrick common shares (2008: 0.7 million common shares), and were reflected in the number of common shares outstanding.
19 > OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”)

For the three months ended Mar. 31	2009	2008

Accumulated OCI at Jan. 1
Cash flow hedge gains (losses), net of tax of $89, $105	$(124)	$250
Investments, net of tax of $nil, $4	(2)	37
Currency translation adjustments, net of tax of $nil, $nil	(197)	(143)
Pension plans and other post-retirement benefits, net of tax of $19, $2	(33)	7

	$(356)	$151

Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	(103)	(112)
Changes in fair value of investments	5	(18)
Currency translation adjustments’	(9)	—
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge gains to earnings:
On recording hedged items in earnings	(35)	(25)
Investments:
Other than temporary impairment charges	1	—
Gains realized on sale	—	(1)

Other comprehensive loss, before tax	(141)	(156)
Income tax recovery related to OCI	29	22

Other comprehensive loss, net of tax	$(112)	$(134)

Accumulated OCI at Mar. 31
Cash flow hedge gains (losses), net of tax of $119, $84	(232)	134
Investments, net of tax of $1, $3	3	19
Currency translation adjustments, net of tax of $nil, $nil	(206)	(143)
Pension plans and other post-retirement benefits, net of tax of $19, $2	(33)	7

	$(468)	$17

[1]	Represents currency translation adjustments for Barrick Energy.

[2]	At March 31,2009, $nil other comprehensive income was attributable to non-controlling interests (2008: $nil).
20 > LITIGATION AND CLAIMS
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.
If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not

BARRICK FIRST QUARTER 2009	51	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.
Wagner Complaint
On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. In November 2008, near the completion of discovery, this matter was scheduled for trial in March 2009. The trial date was adjourned because of a settlement in principle among the parties. On March 30, 2009, the defendants entered into a stipulation agreement, pursuant to which Barrick and the individual defendants agreed to settle the complaint for $24 million pending the Court’s final approval of the settlement. The complaint is subject to coverage under the Company’s directors and officers insurance policy. Efforts to obtain the necessary Court approval are ongoing.
Cortez Hills Complaint
On November 12, 2008, the United States Bureau of Land Management issued a Record of Decision approving the Cortez Hills Expansion Project. On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on grounds that it violated the Western Shoshone rights under the Religious Freedom Restoration Act(“RFRA”), that it violated the Federal Land Policy and Management Act’s prohibition on “unnecessary and undue degradation,” and that the Project’s Environment Impact Statement did not meet the requirements of the National Environmental Policy Act. The Plaintiffs’ RFRA claim is based on the assertion that the Project and adjoining areas are sacred to certain Western Shoshone. On November 24, 2008, the Plaintiffs filed a Motion for a Temporary Restraining Order and a Preliminary Injunction barring work on the Project until after a trial on the merits. After a four day hearing, on January 26, 2009, the Court denied the Plaintiffs’ Motion for a Preliminary Injunction, concluding that the Plaintiffs had failed to demonstrate a likelihood of success on the merits and that the Plaintiffs had otherwise failed to satisfy the necessary elements for a preliminary injunction. The Plaintiffs have appealed that decision to the United States Court of Appeals for the Ninth Circuit. The appeal is fully briefed and the Court of Appeals will hear oral arguments during the week of June 8, 2009. Construction of the project is ongoing.
Marinduque Complaint
Placer Dome was named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The action was removed to the Nevada Federal District Court on motion of Placer Dome. The Complaint asserted that Placer Dome was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.
At the time of the amalgamation of Placer Dome and Barrick Gold Corporation, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum). On June 29, 2006, the Province filed a Motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint which the Court granted on March 2, 2007. On March 6, 2007, the Court issued an order setting a briefing schedule on the Company’s motion to dismiss on grounds of forum non conveniens. On June 7,2007, the Court issued an order granting the Company’s motion to dismiss. On June 25, 2007, the Province filed a motion requesting the Court to reconsider its Order dismissing the action. On January 16, 2008, the district court issued an order denying the Province’s motion for reconsideration. Following the district court’s order, the Province filed Notice of Appeal to the U.S. Court of Appeals for the Ninth Circuit. Oral arguments were heard by the U.S.

BARRICK FIRST QUARTER 2009	52	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Court of Appeals on March 10, 2009. We will challenge the claims of the Province on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under this complaint.
Calancan Bay (Philippines) Complaint
On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$900 million.
On October 16, 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. On January 17, 2007, the Court issued a summons to Marcopper and PDI. On March 25, 2008, an attempt was made to serve PDI by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”). PDTS has returned the summons and complaint with a manifestation stating that PDTS is not an agent of PDI for any purpose and is not authorized to accept service or to take any other action on behalf of PDI. On April 3, 2008, PDI made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds. The plaintiffs have opposed the motion to dismiss. The motion is currently being briefed.
The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Pakistani Constitutional Litigation
On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta PIc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).
The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.
On June 26, 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. On August 23, 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. The Supreme Court of Pakistan has not yet considered the Civil Petition for Leave to Appeal. Barrick intends to defend this action vigorously. No amounts have been accrued for any potential loss under this complaint.

BARRICK FIRST QUARTER 2009	53	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

CORPORATE OFFICE
Barrick Gold Corporation
Brookfield Place, TD Canada Trust Tower
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Canada M5J 2S1
Tel: (416) 861-9911 Fax: (416) 861-0727
Toll-free within Canada and United States: 1-800-720-7415
Email: investor@barrick.com
Website: www.barrick.com
TRANSFER AGENTS AND REGISTRARS
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Tel: (416) 643-5500
Toll-free throughout North America: 1-800-387-0825
Fax: (416) 643-5501
Email: inquiries@cibcmellon.com
Website: www.cibcmellon.com

SHARES LISTED	BNY MELLON SHAREOWNER SERVICES
ABX — The Toronto Stock Exchange	480 Washington Blvd. — 27th Floor
The New York Stock Exchange	Jersey City, NJ 07310
Tel: 1-800-589-9836 Fax: (201) 680-4665
Email: shrrelations@mellon.com
Website: www.melloninvestor.com

INVESTOR CONTACT	MEDIA CONTACT
Deni Nicoski	Vincent Borg
Vice President, Investor Relations	Executive Vice President, Corporate Communications
Tel: (416) 307-7410	Tel: (416) 307-7477
Email: dnicoski@barrick.com	Email:vborg@barrick.com
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained in this First Quarter Report 2009, including any information as to our strategy, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity); fluctuations in currency markets; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; adverse changes in our credit rating, level of indebtedness and liquidity, contests over title to properties, particularly title to undeveloped properties; the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
     The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.